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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS

        UNDER SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                        SUPERCONDUCTIVE COMPONENTS, INC.
                 (Name of Small Business Issuer in its charter)

            Ohio                                                  31-121318
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)

                             1145 Chesapeake Avenue
                              Columbus, Ohio 43212
          (Address, including zip code, of principal executive offices)
                                 (614) 486-0261
                           (Issuer's telephone number)

Securities to be registered pursuant to Section 12(b) of the Act:  None

Securities to be registered pursuant to Section 12(g) of the Act: common stock, without par value

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                                TABLE OF CONTENTS

Part I

Forward Looking Statements..................................................................................I-1
Item 1.           Description of Business...................................................................I-1
Item 2.           Management's Discussion and Analysis of Financial Condition
                   and Results of Operations ...............................................................I-16
Item 3.           Description of Property...................................................................I-20
Item 4.           Security Ownership of Beneficial Owners and Management....................................I-20
Item 5.           Directors and Executive Officers, Promoters and Control Persons...........................I-23
Item 6.           Executive Compensation....................................................................I-25
Item 7.           Certain Relationships and Related Transactions............................................I-27
Item 8.           Description of Securities.................................................................I-27

Part II

Item 1.           Market Price of and Dividends on the Registrant's Common
                    Equity and Related Shareholder Matters..................................................II-1
Item 2.           Legal Proceedings.........................................................................II-2
Item 3.           Changes in and Disagreements with Accountants.............................................II-2
Item 4.           Recent Sales of Unregistered Securities...................................................II-2
Item 5.           Indemnification of Officers and Directors.................................................II-2

Part F/S

Financial Statements........................................................................................F-1

Part III

Item 1.           Index to Exhibits.........................................................................III-1
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                                     PART I

FORWARD-LOOKING STATEMENTS

         This document contains forward-looking statements that reflect the views of management with respect to future events and financial performance.
These forward-looking statements are subject to certain uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other factors include, but are not limited to, the words "anticipates", "believes", "estimates", "expects", "plans",
"projects", "targets" and similar expressions which identify forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

ITEM 1.   DESCRIPTION OF BUSINESS

INTRODUCTION

         Superconductive Components, Inc. ("SCI" or the "Company"), an Ohio
Corporation, was incorporated on May 29, 1987 to develop, manufacture and market products based on or incorporating high temperature superconductor ("HTS") materials. HTS materials are complex metal oxides - ceramics - of certain stoichiometries (mixture ratios) which exhibit the superconducting phenomena under certain conditions. These complex metal oxides are identified as members of the Perskovite family of ceramic materials.

         The strategy of the Company has been to find commercially viable applications for HTS materials and, subsequently, other ceramic and metal materials. The Company's objective has been to stay intellectually current with the advancing technology in HTS materials, and search out commercially viable applications by being in the market place. This objective has been widened to include other Perskovites, as well as other metals and alloys, in materials other than HTS materials.

         Until 1998, the Company relied primarily on its own resources for the research and development necessary to stay current with HTS technology and also to develop products for other applications. In 1998, the Company engaged in sponsored research for Nanophase Technology Corporation, Inc. and also received several awards for research from two United States Government Agencies, NASA and the National Science Foundation. The Company intends to continue to seek such funding because this funding maintains and expands the technical understanding within the Company.

         The Company believes that it is a leader in these technologies and that a foundation has been built for commercialization of these technologies in its chosen markets.

BACKGROUND OF SUPERCONDUCTIVITY AND ADVANTAGES OF HIGH TEMPERATURE
SUPERCONDUCTIVITY

         A superconductor is an element, inert-metallic alloy, or compound that will conduct electricity without resistance when cooled below a certain critical temperature. This phenomenon was discovered in 1911 in the metal Mercury when it was cooled with liquid Helium to -273DEG. Centigrade. This cooling enables the material to carry electrical currents without loss of energy and, due to the increased current the metals can carry, be used to generate very large magnetic fields. Scientists realized that the phenomenon of superconductivity raised the possibility of less expensive electrical generation and transmission, powerful magnets and levitation. In the past, the only way to achieve this phenomenon was to submerge the metals in liquid Helium. Because of the Helium's inherent instability in liquid form and cost issues, the wide spread use of superconductors in commercial applications was impractical. These metals, now known as Low Temperature Superconductors ("LTS"), are superconductive at temperatures from absolute 0 up to as high as +23DEG. K.

         With the discovery of new ceramic compounds in 1986, superconductivity can now be accomplished at higher temperatures by using liquid Nitrogen to cooling. The boiling point of Liquid Nitrogen is 77 K or -196DEG.C. These new ceramics bring superconductivity into the realm of the practical since liquid
Nitrogen is inexpensive, stable, long-lasting, and the largest component in our atmosphere and environmentally friendly. These materials are known as HTS.


                                      I-1
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         HTS provide the potential for significant increases in performance of electrical systems. Every electrical application delivers electricity from its source to a user through the use of "conductors". However, conventional conductors, such as Copper, exhibit some performance disadvantages. These performance disadvantages include resistance to electric current, causing power loss, heat generation, interference and noise, each of which can significantly decrease the performance of electrical systems.

         Superconductors have the ability to conduct electrical current with zero resistance, no power loss, and no generation of heat below some critical current. The performance advantages of HTS materials in electronics applications include reduced component size and weight, and increased operating speeds, and in transmission applications include lower on-line losses. HTS materials exhibit these properties when cooled to 77DEG. K, a process easily obtainable with inexpensive liquid Nitrogen. LTS require cooling to as cold as 4DEG. K or -273DEG. C, with the use of the more expensive liquid Helium.

         The required use of liquid Helium has made wide spread applications of LTS superconductors impractical in many applications. The higher operating temperatures of HTS superconductors have reduced the operating costs for HTS products since the required liquid Nitrogen is inexpensive and readily available. However, the HTS material itself, as a ceramic, is more difficult to form into products than the metallic LTS materials. Therefore, it has been necessary to develop a number of new or modified processes to achieve satisfactory results with the HTS material. In its product lines, the Company believes that it has been a leader in the development of these processes.

HISTORY OF THE COMPANY

         The Company was founded in 1987 by Dr. Edward R. Funk and his wife
Ingeborg Funk to develop, manufacture, and market HTS materials for commercial applications of the newly-discovered superconducting ceramics. The Company's initial efforts were directed toward mastering the manufacturing process for making high temperature superconducting ceramic powders, as discussed in further detail below. During this period, the market for high temperature superconductors was very small, estimated at $1 million a year or less, consisting primarily of demonstration kits and small amounts of HTS powder for research purposes. Sales, though relatively small, covered a wide range of superconducting products, including powder, pressed "pills", and solid shapes for research applications.

         Subsequently, the Company began to develop other forms of HTS materials. A broad commercial market for products using HTS superconducting materials has not yet developed, although small niche markets have emerged for some products. In the second half of 1989, the Company began to focus on the market for superconducting thin-film materials, made from the Company's sputtering targets. These HTS sputtering targets are used by customers of the Company in a vapor deposition process to make thin films of the target material.
This process operates in vacuum, hence, the frequently heard term, vacuum disposition or Physical Vapor Deposition, ("PVD"). HTS thin films are then patterned, using techniques similar to those in the semiconductor industry, to manufacture sensors, circuits and other devices; which in turn can be used in medical diagnostics, geological exploration, advanced radar, wireless communication and other niche applications.

         The Company's HTS products are produced and marketed by its SCI
Division. A second division of the Company is marketing some of the non-superconducting products that the Company has developed. For a discussion of these products, see "The SCI Division - Non-Superconducting Products."

         In 1992 the Company established the Target Materials, Inc. division
("TMI") and began to market sputtering targets of materials other than superconductors for thin film deposition. This division is located within the headquarters of the Company in Columbus, Ohio and shares facilities and staff with the SCI division.

ORIGINAL COMPANY FOCUS IN HTS PRODUCTS

         The Company's original focus was to offer HTS powders in various stoichiometries and bulk solid state forms of HTS materials, including sputtering targets, Levitators, Magnetic Shields, and also various kits and support equipment and materials. These products will be described in more detail in the section entitled "Expansion of Company Product


                                      I-2
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Line" below.

         The market for all HTS products, although small, has historically been represented by groups seeking to establish a fundamental understanding of the properties, principals and theory of these materials and also groups focused on applications of high temperature superconductivity. The ratio of fundamental to applications research continues to shift toward commercialization of the technology as demonstrated by the increasing number of beta prototype programs in the industry.

         The Company provides the basic building blocks for many of these products, since nearly all applications of HTS start with powder, which is subsequently processed into products such as wire, sputtering targets, or large single crystals, which then can be used to manufacture transmission cables, superconductive magnets, sensors, Rf filters for wireless communications, and frictionless bearing systems for linear or rotating system applications.

         The Company has a suite of proprietary processes that are utilized in the production of its products. As discussed later, the Company also has licenses of patents, and its own patent and patent applications in this field.
See the section of this document entitled "Intellectual Property" for additional information.

         The Company's proprietary ceramic powder and powder densification processes have been successfully adapted to other electronic ceramics that exhibit unique, non-superconductive, characteristics. Some of these materials are also in transition from fundamental to applications oriented development and may be the source of significant revenues in the Company's future. These materials can be categorized as ionic or electronic conductors and materials with unique magnetic properties such as the ceramics used in non-volatile computer memories.

EXPANSION INTO OTHER MATERIALS AND THE CREATION OF THE TARGET MATERIALS (TMI)
DIVISION

         By early 1990, it was clear to the Company that the market for HTS superconducting powder, targets and other HTS products was still too small
(about $1 to $2 million annually) to assure survival and growth of the Company.
Accordingly, the Company expanded its product line to include sputtering targets made of non-superconducting ceramics, metals and metal alloys. As the demand for these products grew it became evident that this new product line could expand more rapidly if it were managed as a focused, non-superconductive, effort. The metal, metals alloy and simple ceramic sputtering targets were then packaged into a new division named Target Materials, Inc. (TMI). TMI is not a corporation, but is used to identify Company products in the market place.

         The total market for non-superconducting metal, metal alloy and simple ceramic targets for the thin film industry is estimated at $720 million globally. The Company, through its TMI Division, also embarked on a program to move selected products developed for research and development applications into production applications. The market for these more conventional materials is characterized by intense price competition. However, there are new materials being continuously investigated, and these new ceramics or metal alloys sometimes develop rapidly into significant markets. The Company believes that its position as a supplier of research and development targets has positioned, and will continue to position the Company as a supplier for these materials as they grow into production usage. In 1999, approximately 60.0% of the Company's target shipments were classified by the Company as production, and 40.0% were classified as research and development. This is a marked change from 100.0% classification as research and development shipments in 1995. The Company's objective is to achieve an 80.0% to 20.0% ratio of production to research and development shipments.

         The Company has continually added production processes and testing equipment for the many product compositions that can be used as sputtering targets. The TMI Division standard products, as listed in its catalogue, now include nearly 200 items of ceramic materials and metals and alloys available in various sizes and shapes. TMI shipments were 67.0% of total Company shipments in 1999.

THE SCI DIVISION

         The SCI Division primarily produces and markets the Company's various
HTS products, which include both superconducting and non-superconducting products. The most significant of the Company's HTS products are discussed


                                      I-3
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below.

SUPERCONDUCTING PRODUCTS

         HIGH TEMPERATURE SUPERCONDUCTIVE POWDERS. HTS powders are the building blocks for most applications of high temperature superconductivity. The Company offers a wide variety of HTS powders. Powders are manufactured using conventional solid state and wet chemistry, as well as proprietary processes developed or licensed by the Company. Superconducting powders represented approximately 4.0% of Company revenues in 1999, 3.2% in 1998, and 5.8% in 1997.
The Company's HTS powder production is also used internally to make
Levitators-TM-, HTS sputtering targets and other ceramic components.

         Customers in the SCI Division have included several manufacturers of superconducting wire, wherein the powder is put into a tube and drawn and redrawn to very fine size. Such wire is now available from our customers and others in lengths sufficient to make superconducting magnets, motors, and power transmission lines. This market for the Company's HTS powder is expected to grow as these applications transition from research to prototype to production use.
Some of these applications are now in the engineering-prototype stage, and are being evaluated with respect to their conventional counter parts.

         The purpose of the engineering prototypes now in evaluation is to determine the technical and economic feasibility of the specific applications.
It should be noted that, although it is unlikely that all of the initially configured prototypes now in test will be economically viable, there are a number of applications being tested, and the Company believes that some of these will certainly move into production in the next several years. The Company is particularly optimistic about cables, where the use of superconductors may reduce power transmission losses. In addition, because much higher currents can be carried in HTS cables for a given volume, there may be savings realized through the minimization of the disruption to dense cityscapes as the transmission and distribution grid is refitted to accommodate the unprecedented increase in demand for electric power.

         Encouraging results are also being shown by companies other than SCI that make superconductive Rf filters for the distributed base stations which support the national wireless communication network.. Such applications of HTS promise to reduce noise level, decrease signal interference, and reduce the number of dropped calls. Additionally, some HTS equipped cellular base stations extend the range of the station.

         Another promising application of HTS is fast response fuses, sometimes called fault current limiters. In this case, the very short (fraction of a cycle) response time of HTS material to voltage surges on electric transmission and distribution networks may reduce downtime and capital expenditures for utilities. HTS fault current limiters are self-resetting and, unlike conventional fuses, are not destroyed by a voltage surge. The Company currently has an alliance with Argonne National Laboratory in the development of this device. This product has not yet reached the prototype test stage.

         It is well-known that the major market for LTS superconducting wire is in magnets for medical Magnetic Resonance Imaging ("MRI") systems. Recent tests show that HTS wire may have an economic and technical advantage for this application. Cost advantages may be achieved in new systems by the elimination of liquid Helium cooling. Technical advantages may be achieved through the higher fields obtainable by using HTS materials at very low temperatures.

         The Company makes the raw materials that are used by the manufacturers of the above mentioned products, and actively solicits the business of those making such products.

         SUPERCONDUCTING SPUTTERING TARGETS. The Company converts its powders into dense, precisely machined ceramic components which are used as sputtering targets by its customers for the manufacture of superconductive thin films.
These thin films can then be etched in a patterns to produce electrical devices such as superconductive quantum interference devices ("SQUIDS") that are extremely sensitive to small electric and magnet fields, such as brain waves, a passing submarine, or certain electric and magnetic signatures of ore or oil deposits. This market was 3.2% of Company revenues in 1999, 2.1% in 1998, and 5.3% in 1997.


                                      I-4
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         HTS materials, as thin and thick films both as sputtering targets and powder are currently used in Rf filters microwave applications such as in cellular base stations. At this time, there are several companies whose superconductive Rf filters are going into limited production. These companies include: Superconductor Technologies, Inc., Conductus, Inc., and Illinois
Superconductor Corp. Other companies are thought to be developing such products based on HTS materials. The Company is a potential supplier to these producers for both HTS powder and sputtering targets.

         The 'next generation' of HTS wires and cables is expected to be based on the deposition of the Ittrium Barium Copper Oxide ("YBCO") superconductor on textured metals. The deposition of the YBCO conductor is being pursued in the United States and Japan by use of the Company's sputtering targets. While this application is expected to take several years to develop, for now it enables the Company to participate in near term applications of HTS wire through its Bismuth, Strontium, Calcium, Copper and Oxygen ("BSCCO") materials, and future requirements through its YBCO ceramic components.

         "LEVITATORS-TM-". The Company has a non-exclusive license from Argonne
National Laboratories for producing seeded and melt textured YBCO large single domains which the Company has been issued the trademark "Levitators-TM-." A superconducting Levitator-TM- is a compact of the Company's superconductive powders which have been processed to form a large C-axis oriented grain that exhibits a high critical current density and considerable diamagnetism. The
Company has advanced its technology well beyond the original Argonne licenses and expects to be issued a patent for its own proprietary processes to manufacture Levitators-TM- . At this time, the Company's large domain
Levitators-TM- ("LDL"), made from its superconducting powders, exceed 30 Newtons of separating force when used with certain magnets. This value is high enough to make practical several applications including near frictionless bearing systems, flywheels energy storage devices (so called frictionless flywheels), and linear transportation devices (i.e. Maglev trains).

         In 1996 the Company supplied approximately 1,600 Levitators-TM- to a major utility for a prototype frictionless flywheel energy storage ("FFES") device. The FFES device is a flywheel that rotates in an evacuated chamber and is supported by HTS Levitators-TM- so that there are no mechanical bearings. The friction factor is more than a 1,000,000 times less than the best mechanical bearings. Under these conditions, very little energy is lost to friction. Energy is applied to the flywheel to spin it up, and energy withdrawn at nearly 90.0% efficiency as needed.

         At this time, the major utility company has placed the development of FFES units on hold pending further funding. The prototype for which the Company supplied for the Levitators-TM- is said to have demonstrated the feasibility of HTS levitated frictionless bearings for this application.

         The Company has engaged in further research and development on its Levitators-TM-, with a view toward enhancing their performance capability and reducing the costs of production. The Company has focused its efforts on identifying a suitable replacement for one of the most expensive components of its basic powder mix for Levitators-TM-. If successful, levitator production costs will be substantially reduced.

         The Company continues to collaborate with Argonne National Laboratory through a Creative Research and Development Agreement in order to advance the technology and broaden the range of applications for which Levitators-TM- are applicable. Improvements in performance, combined with a significant reduction in manufacturing costs, are expected to result from this multi-year, cost sharing, program.

         The United States electric power industry is scheduled for deregulation in the very near future. This will force competition to occur between power providers well beyond their current regional boundaries. The public utility that purchased the Company's large domain levitators in 1996 currently supplies 5.0% of the electrical power used in the United States. Officials at the utility have advised the Company that they view the development of the FFE system as a key component of their competitive strategy. Other utilities may also use these systems in their competitive strategies. There are also programs to develop similar energy storage devices in Japan, the United Kingdom, Korea and Germany.

         SUPERCONDUCTING ACCESSORIES. The Company provides certain accessory products that are needed, in addition to the Company's core HTS materials, to support its customers' research or manufacturing programs. These products include substrate materials, single and polycrystalline, such as Lanthanum
Aluminate, Spinels and Garnets, and oriented


                                      I-5
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Magnesium Oxides. HTS accessories were 1.7% of Company revenues 1999, 1.3% in
1998 and 1.6% in 1997.

         DEMONSTRATION KITS, INSTRUMENTATION ACCESSORIES FOR SUPERCONDUCTIVITY
EDUCATION. Demonstration kits were the first products sold by the Company in significant volume. Packaged for the educational community, the Company continues to manufacture a family of laboratory demonstration kits designed to exhibit the key features of perfect conduction, diamagnetism and flux trapping that are unique to HTS materials. These kits are marketed directly by the Company and also through a network of educational product distributors which include Edmund Scientific, Arbor Scientifiy, Beckly Cardy and others. The instrumentation and accessories offered by the Company include a wide range of discs, dies, rare earth magnets, vacuum jars, box furnaces, digital volt meters, dewars and flasks, and related items. These combined categories represented approximately 0.6% of Company revenues in 1999, 0.9% in 1998 and 1.2% in 1997.

NON-SUPERCONDUCTING PRODUCTS

         Beginning in 1996, the SCI Division of the Company manufactured and sold non-superconducting, as well as HTS products for commercial use which can be categorized as engineered powders, engineered parts, and engineered components. Products in these categories are described below.

         ENGINEERED CERAMIC POWDERS. The Company has adapted its proprietary
Ceramic Oxide powder production processes for the manufacture of fine, ultra-fine and nano-crystalline powders of non-superconductive materials to support a variety of expanding applications requiring electronic ceramics. These powders are used by customers of the Company in the development or manufacture of:

         -        Solid Oxide Fuel Cells ("SOFC");

         - Ceramic Membranes for the separation of natural gas from its contaminants;

         -        Lithium ion batteries;

         -        Ceramic electrodes for harsh environments;

         -        Ceramic electrodes as a replacement for precious metals; and

         -        Capacitors.

         Engineered ceramic powders were 0.01% of Company revenues in 1999, 0.4% in 1998, and 0.5% in 1997.

         CERAMIC SPUTTERING TARGETS. The Company has adapted its proprietary ceramic powder densification processes to manufacture a variety of sputtering targets from its line of electronic ceramic powders. Many industries are working to utilize the unique properties of electronic ceramics to the enhance performance or reduce cost of their products.

         Sputtering targets composed of complex Ceramic Oxides for applications such as non-volatile memory, thin film capacitors, thin film electrodes, and transparent electronic conductors are an emerging product line for the SCI
Division, comprising 5.9% of the SCI Division's revenues in 1999, 5.8% in 1998 and 6.6% in 1997. The hope of the Company is that materials developed to supply customer's research requirements will grow into large scale production orders with the commercial success of the next generation of thin-film-based electronic devices. The Company has certain proprietary knowledge and trade secrets related to the manufacturing of these non-superconductive Ceramic Oxides sputtering targets.

SENSORS IN DEVELOPMENT BY SCI DIVISION

         The SCI Division also has two development contracts involving its products to make sensors for gases at high temperature and temperature sensors for very low temperature applications. These two development contracts were 1.2% of Company revenues in 1999. The Company was not in this field of sensors prior to 1999.

         SENSORS FOR HARSH ENVIRONMENTS- GASEOUS OXIDES OF NITROGEN. For automobiles, public utilities, and other


                                      I-6
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generators of oxides of Nitrogen gas ("NO(x)"), currently no low cost detection system exists. The harmful effects of NO(x) are well known component of the green house gases that are damaging to the environment. The
United States and other foreign governments continue to fund the development of solutions to reduce green house gasses in which sensors are a part of the detection and correction system. Once developed, these solutions may be legislated upon the market place. The low-cost NOx sensor market is global and may be expected to exceed several million dollars in the next decade.

         The Company has recently completed Phase I of the design, development and manufacture of a sensor for NO(x) to be used in harsh environments, such as the exhaust stream of internal combustion engines. The goal of the program, funded through a competitive award by the National
Science Foundation, is to build on the Company's strengths in ceramic fabrication and to devise a device, based on the ionic conductive properties of certain multi-component oxides, that is both low in cost, and also highly sensitive to NO(x) in the range required for future automobiles.

         The development of a NO(x) sensor, suitable for use in next generation spark-ignition direct injection engines, or SIDI, has been given the highest priority by stakeholders in the industry, including major automobile and engine manufacturers. New, lean-burn engine technologies are nearing commercial reality, but they lack adequate sensors to monitor and control the quality of exhaust in order to operate within federally mandated pollution guidelines.

         SENSORS FOR CRYOGENIC TEMPERATURES - YBCO BASED. Ultra high precision temperature sensing in the range of 77DEG. - 92DEG. Kelvin is a small niche market. The skill set developed to perfect this device will serve the Company in the manufacture of all of its planned sensors. While temperature sensors for the broad range of 4.2DEG. K to 300DEG. K are well understood, and available by reputable commercial enterprises, a greater accuracy over a limited temperature range may be a competitive advantage for YBCO based sensors in new and dynamic applications such as magnetic levitation ("MAGLEV") and flywheel energy storage, where very small temperature excursions may be used as the predictors of system disruptions or failure. In this effort the Company currently has an alliance with CRI, Inc. of Cambridge, Massachusetts.

STRATEGIC ALLIANCES, MAJOR CUSTOMERS AND SUPPLIERS

         The Company attempts to do most development work in the SCI Division in cooperation with partners who will ultimately consume, or may serve as a channel to market, the Company's products and technology. In this way, the Company remains focused on providing value-added materials solutions for a range of commercial applications.

         Most of the Company's products are manufactured from component chemicals and metals supplied by various vendors. The SCI Division is dependent upon ultra high purity Yttrium and other rare earths to manufacture its superconducting products. Several suppliers currently satisfy the Company's requirements for these rare earths. If the Company suddenly lost the services of such suppliers, there could be a disruption in its manufacturing process until the suppliers were replaced, but the Company has identified several other firms as potential back-up suppliers who would be capable of supplying rare earths to the Company as necessary. To date, the Company has not experienced an interruption of raw material supplies.

         The top 5 suppliers to the SCI Division in 1999 were, in descending order: Argonne National Laboratories, Noah Technology Corp., MTI Corp., Cerac
Corp., and Praxair Corp. In every case, the Company believes that suitable substitute vendors could be found. Also, as the Company's volume grows, the Company may make alliances or purchasing contracts with these or other vendors.

         No customers in the SCI Division accounted for 10.0% or more of the total SCI revenue in 1999.

RESEARCH AND DEVELOPMENT

         Materials produced by the SCI Division are utilized in markets which are either emerging (such as the various applications of HTS), or well established, but requiring the performance or cost advantages that may be available through the application of electronic ceramics (such as the semiconductor and functional thin film coatings industries). The Company's objective is to utilize its expertise in ceramics, metallurgy, materials science, chemistry and technology


                                      I-7
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transfer for the purpose of identifying new materials thought to have commercial potential and to develop that potential through an internal production division
(as in the case of Target Materials), or by partnering with key industry players to grow with applications as they evolve from innovative ideas to commercial success.

         The Company's initial focus on HTS was shifted upon the realization that the market for that technology would take several years to develop, and that the Company's talents and capital base could also be used to provide materials solutions in a wide range of other industries. While HTS is expected to develop into a multi-billion dollar industry in the first decade of this century, the Company has diversified its efforts to concurrently participate in other materials markets. The emphasis of SCI's Division's Research has been broadened to include engineered ceramic oxide materials.

         The SCI Division of the Company remains focused on the development of materials, processes and devices based on its core skills in ceramic powder fabrication, powder densification, thin film technology, and most recently thick film technology. These developments are realized through partnerships with its many customer collaborators. The Company's reliance on a commercial customer collaborator optimizes its development expenditures by focusing on the projects where customers have identified markets and agree to provide future revenue streams based on the successful completion of the project.

         COMPANY SPONSORED RESEARCH AND DEVELOPMENT. The Company often undertakes commitments in the ordinary course of business that require the Company to develop methods or processes that expand the Company's skill set. In general, the Company does not initiate a formal development program to accomplish these tasks, but does absorb any expenses which may exceed the revenues provided by clients, as part of its internal development costs.

SPONSORED PRODUCT DEVELOPMENT PROGRAMS WITHIN THE SCI DIVISION

         The Company has a number of research programs, including two Phase II
SBIR's (Small Business Innovative Research) that are sponsored by government agencies. These programs are being conducted within the SCI Division. These programs are all believed to have significant commercial potential if the respective technologies can be fully developed. SBIRs and sponsored research and development contracts accounted for 15.9% of Company revenues in 1999, 18.8% in 1998, and 0.2% in 1997.

         Several public and privately funded programs currently support continued product, process and component development within the SCI Division.

         Sponsored programs include:

         - NASA (National Aeronautics and Space Administration), beginning on April 1, 1999, funded a Phase II SBIR for a $580,000 program over 2 years to demonstrate the feasibility of manufacturing a large, bi-layered superconductive toroid
                  (ring) and related levitation/rotation system for gravity modification experiment in cooperation with Argonne National
                  Laboratories and Wright State University. The Company's share for in-house work on this project is $310,000 over 2 years.
                  The contract may be cancelled at any time and the 24 month duration expires on May, 2001.

         -        THE NATIONAL SCIENCE FOUNDATION ("NSF"), beginning on
                  September 1, 1999, funded a Phase II SBIR program over 2 years for $400,000 for advanced manufacturing of BSCCO superconductive powders for low cost, continuous HTS wire fabrication, (with partner Intermagnetics General Corporation,
                  Advanced Superconductor Division). The Company's share of this funding is $200,000 over 2 years and the contract may be cancelled at any time. This program expires on August 31, 2001.

         -        NSF, beginning on July 1, 1999, funded a Phase I STTR (Small
                  Business Technology Transfer Program) for $100,000 for the development and technology transfer of a sensor for oxides of Nitrogen gas to be used in harsh environments, i.e. an automobile exhaust stream, (with partner the Center for Industrial Sensors and Measurement at the Ohio State
                  University). The Company's in-house share of this funding is $50,000. This program expired on June 30, 2000 although work continues on the device in preparation of a Phase II grant application which will be submitted in January 2001.


                                      I-8

         - THE CAMBRIDGE RESEARCH INSTRUMENT CORP., funded by a Phase II SBIR (Small Business Innovative Research) subcontracted with the Company for $25,000 for the development of a superconductive temperature sensor tunable for a specific 2DEG. K region around the boiling point of liquid Nitrogen (77DEG. K) for use in a unique geological instrument. This program began on September 1, 1999, and ends on September 30, 2000.

         - CERAMPHYSICS, INC., which has a funded Phase II SBIR (Small Business Innovative Research) subcontracted with the Company for the development of HTS electrodes to replace Platinum in a Department of Defense application of cryogenic capacitance energy storage. This program is for $20,500 and ends on September 1, 2001. A second phase of the program has been funded outside the government for a 13 month period beginning October 1, 2000.

         All of the sponsored research and development contracts can be cancelled at the sponsor's option, with accrued costs being paid. As of August 1, 2000, the Company had $456,432 of funding from government sponsored research and development programs that could be cancelled at any time. In the event of cancellation, the SCI Division revenues would drop to half the billing rate of 1999 until or unless other non-governmental revenues or other governmental programs replaced the short fall.

         To date, federal funding has been directly or indirectly responsible for an estimated 80.0% of the developmental funding of the HTS industry. Such funding, plummeted in 1992 and 1993 when the Supercollider project was terminated. Federal funding has rebounded somewhat in recent years. Management of the Company anticipates that any increase in funding for superconductivity research may benefit the Company indirectly, since many of its customer's research and development efforts receive government funding. However, while the Company continues to submit proposals to federal and private funding organizations, there is no assurance that the Company will be awarded similar contracts in the future.

COMPETITION IN THE HTS INDUSTRY

         The Company has a number of domestic and international competitors in the HTS field, many of whom have resources far in excess of the Company's resources. After more than a decade of intensive development work, commercial prototypes of various large scale HTS applications are now reaching prototype test stage. It is anticipated that as commercial devices based on HTS technology begin to gain wide spread acceptance, and the attractiveness of the industry improves, new competitors for powders, sputtering targets and large superconductive single crystals will emerge. A major United States competitor of the HTS Division is The Surface Science Division of Praxair Corporation. In Europe, the SCI Division competes principally with a spin-off of Herchst Chemical Company, now named Adventis, a division of Aliatec Corporation of France. In Japan, the SCI Division's principal competitor is the DOWA Chemical Company. Some of the developers of HTS based products, such as American Superconductor Corporation, have also chosen to internally manufacture the HTS powders that they require, and therefore compete with the Company in some cases, or foreclose themselves as potential customers of the Company.

MARKETING AND SALES

         The SCI Division markets its products by direct sale in the United States. Most of the Division's orders are in response to requests for quotations. The SCI Division distributes a catalogue of its products, exhibits at the several relevant shows, and engages in direct mailings. The Company also has an operating website: www.superconductivecomp.com. The Company intends to intensify its marketing efforts in the future.

         The SCI Division also sells its products to distributors in some foreign markets. In March 2, 2000, the Company announced that Earth Chemicals in Japan was selected as the exclusive distributor for Japan. The Company has non-exclusive distributors in Europe, Korea, Taiwan, Israel and Singapore.

         The global acceptance of the Internet has greatly increased the SCI Division's ability to promote itself to the entire scientific community, and thereby facilitated direct sales, engineering and customer support from the Company's

Columbus, Ohio facility. Notwithstanding an increasing number of distributors, more than 75.0% of the SCI Division's international sales are handled directly by the Company's in-house sales staff.

         In addition to distributors and representatives around the world and its Internet website, the Company maintains a modest print advertising program, which includes the magazines PHYSICS TODAY, SUPERCONDUCTOR, CRYO-ELECTRONICS and the THOMAS REGISTER OF MANUFACTURERS. The Company publishes technical articles in scientific journals and presents technical papers at technology-based conferences, workshops and symposia.

         The Company has sold HTS products to 42 countries worldwide. Approximately 25.0% of the Company's sales are foreign sales. The total number of customers served by the Company was 185 in 1999, 129 in 1998, and 95 in 1997.

         Customers that accounted for more than 10.0% of the SCI Division revenue in 1999 were: NASA, NSF, NJB Pacific Corp., ENEA Corp, and Oxford Instrument Corp.

PRODUCTION CAPACITY

         The SCI Division has a current HTS powder production capacity of approximately 700 kilograms per year, but is expected to increase to 1,200 kilograms per year in 2000. Increasingly, the customers of the SCI Division are inquiring about the production capacity of the Company for their future production requirements. Based on this experience and occasional loss of customers to larger competitors, management views the expansion of HTS capacity in the SCI Division as a primary objective in the year 2000.

QUALITY CONTROL

         The Company's quality program uses a network of trusted and qualified suppliers, backed up by the Company's internal and contracted analytical capabilities. Incoming raw materials are tested, when required, for suitability using techniques such as X-ray diffraction, Inductivity Coupled Plasma spectrometry, Particle Size Analysis, and other methods. In addition to these tests, sample lots of the Company's complex ceramics are often fabricated to determine if a new supplier and/or new lot of input materials can be used to make a product to specification.

         The quality assurance processes for Company products include Critical Temperature, carbon content, or packing density. The Company certifies its products for phase purity by XRD (X-ray Diffraction), for major and trace elemental composition by ICP (Inductively Couples Plasma), and mechanical tolerances using certified calipers and micrometers.

         The amount of rejected product during internal processing was 4.5% of revenues in 1999, 3.0% in 1998, and 4.3% in 1997. Customer returns of SCI Division products were 0.1% of revenues in 1999, 0.5% in 1998, and 0.7% in 1997

         The Company owns its quality control equipment and also selectively contracts with a network of domestic vendors for additional analytical capabilities. The Company's in-house analytical instruments include:

         - Inductively Coupled Plasma Spectrometer (ICP) manufactured by Leeman Laboratories, Inc.;

         -        Particle Size Analyzer (PSA) manufactured by Toshiba
                  Corporation.;

         -        X-ray diffractometer (XRD) manufactured by Rigaku Corporation;

         -        Electronic Dispersive X-Ray Spectrometer (EDS) manufactured by
                  EDAX;

         - Differential Thermal Analyzer (DTA) manufactured by Perkin Elmer Corporation;

         -        Scanning Electron Microscope (SEM) manufactured by ISI
                  Corporation;

         - Various digital calipers, analog calipers, digital and analog micrometers, routinely calibrated against NIST (National Institute of Standards) traceable standards; and

         - Various digital weight scales that are routinely calibrated against NIST traccable standards.

INTELLECTUAL PROPERTY

         The Company has developed or acquired intellectual property in the form of patents, patent applications, and licenses on patents.

         PATENTS. The Company has applied for and received from the United States Patent and Trademark Office patent # 5,863,867 dated January 26, 1999, for Fine-Particle Bi-Sr-Ca-Cu-O Having High Phase Purity made by a Chemical Precipitation and Low-Pressure Calcination method. This material is used to make HTS powder at this time.

         Several other patents have been or will be filed covering all aspects of the HTS field, including the basic concepts, the powder composition, processing, and products. Industry wide, it has been reported that over 4,000 applications exist for HTS materials, processes and applications. The Company does not have a license or patents covering all products that it makes and markets in the HTS field. The issue of ownership of basic patents for HTS materials and processes is not yet determined, and is in contention. The Company anticipates that it will be several years before these patent ownership issues are settled.

         The Company may not be able to obtain licenses for manufacturing from the patent holders. Furthermore, the Company may have a liability, which cannot be determined at this time, for products produced prior to the issuance of the patents. The Company may not have the resources to defend itself in the event of a patent lawsuit (although the Company knows of no such lawsuits pending at this time).

         The Company's patent attorneys are Hudak and Shunk of Akron, Ohio. Ms. Laura Shunk, a partner in that firm, is the daughter of Dr. Edward R. Funk, President of the Company.

         PATENT APPLICATIONS. The Company has applied to the United States Patent and Trademark Office for a patent number covering Large Weld-Connected Superconducting Monoliths and Process for Making Same. The application date is July 1, 1998. The patent is assigned to the Company. Notice of allowance for this patent application has been received and the Company expects a patent to issue in the near future.

         TRADEMARKS. The Company owns a trademark on the word "Levitator-TM-", which is used to describe the SCI Division's line of large domain YBCO seeded and melt-textured monoliths.

         NON-EXCLUSIVE LICENSES. The Company has the following non-exclusive licenses:

         - Sandia National Laboratories - Sandia Chemical Prep Process for line YBCO superconductive powders, license #95-000131, based on U.S. patent #4,839,339, dated June 13, 1989.

         - Argonne National Laboratory Low Pressure Calcination process for low Carbon HTS material. License # ANL-IN-89-030, based on U.S. patent # 5,086,034.

         - Argonne National Laboratory Levitator Package. Licenses # ANL-IN-93-008, ANL-IN-93-130, ANL-IN-93-134 based on U.S.
                  patents # 5,504,060 (Method of Harvesting Rare Earth Barium Copper Oxide Single Crystals), #5,549,748 (Method of Harvesting Single Crystals from a Peritectic Melt), and # 5776,864 (Large Domain 123 Material Produced by Seeding with Single Crystal Rare Earth Barium Copper Oxide Single Crystals).

         The Company's license agreements with Argonne and Sandia National Laboratories form the core of its technology base in HTS powder and device fabrication. The Company acquired these licenses for less cost than it could have developed similar technology internally, and was able, based on the speed at which the Company was able to commercialize the resulting HTS products, to create a revenue stream within a few months of license acquisition dates. Subsequently, the Company has built on these licenses to create its own intellectual property in the form of patents, patent applications, and industrial knowledge.

         LICENSED POWDER PROCESSING TECHNOLOGIES. The processes used by the Company to manufacture High Temperature Ceramic (superconductive) Powder were invented at various national research laboratories operated by the Department of Energy. The Company has licensed these processes from the Department of Energy, which gives the Company the legal right to practice the technology in exchange for a small royalty on sales. The powders are then used to make pressed shapes which can become sputtering targets or Levitators-TM- or they can be sold without further processing to customers who will combine them with other materials to make superconductive wire and cable.

         TRADE SECRETS. The Company uses the following trade secrets in the manufacture of its SCI Division products:

         -        Powder fabrication in non-SC powders;

         -        Powder densification in YBCO and Non-SC material;

         - Fabrication of BI-layer structure of YBCO for use in Gravity Modification; and

         -        Fabrication of nano-materials.

THE TMI DIVISION

         The TMI Division manufactures and markets source materials, both ceramics and metals for the thin film vacuum deposition industry (PVD - Physical Vacuum Deposition Industry). The TMI Division has served over 900 customers worldwide, with approximately 30.0% of all business being foreign sales during 1999. The TMI Division has shipped to 40 foreign countries over the past five years.

         While serving as critical raw materials for the fabrication of a variety of highly engineered thin film products -- from integrated circuits to window coatings -- sputtering targets are themselves high-value-added advanced materials.

THE SPUTTERING TARGETS INDUSTRY

         A number of technological changes are occurring within the sputtering industry. For example, higher purity sputtering targets and new target materials are emerging to improve the performance of thin film products for certain applications. Also, sputtering target fabrication methods, and cathode designs, are being refined and optimized to improve target material utilization and process efficiency.

         The CERAMIC BULLETIN, October 1999, summarizes sputtering target consumption as follows:

                               SPUTTERED FILMS AND SPUTTERING TARGETS

         --------------------------------------------------------------------------------------
                                                                       AAGR*
         WORLD MARKET                                1999              2004             (%)
                                                     EST'D             EST'D            EST'D

         --------------------------------------------------------------------------------------
         Total film area (million m2)                363                764             16.0
         Target consumption (million kg)             2.9                3.9              6.0
         Target consumption (million lb)             6.4                8.5              6.0
         Approx. target units consumed (000)         374                510              6.4
         Value of material consumed (MM$)            720               1100              8.8

                  Source: Business Communications Co. Inc., Norwalk, Connecticut
                  * Average Annual Growth Rate

         An estimated 2.9 million kilograms (6.4 million pounds) of sputtering target material will be consumed in 1999 to sputter-deposit 363 million square meters of thin films for microelectronics, data storage, advanced display and optical coating applications. This projection shows that, worldwide, the production of sputtered films will increase at an average annual growth rate ("AAGR") of 16.0% from 1999 to 2004, reaching 764 million square meters of sputter-deposited films in 2004.

         Application of sputtering targets include the following industries:
Optical Filters, Flat Panel Displays; Photovoltaic Cells; Electronic Switches; Thin Film Resistors; Decorative Coatings; Thin Film Batteries; and Tool Coating for Wear Resistance, non-glare glass and mirrors and semi-conductors.

TMI DIVISION PRODUCTS

         SPUTTERING TARGETS. The Company has chosen to focus on production applications in industries other than the semi-conductor industry. Thus, the focus of the Company is on the use of sputtering targets in industrial applications. Sputtering targets are offered in an extensive line of materials, including most ceramic materials and various metals and alloys. Customers in the solar panel, tool coating, decorative coating, electronic, optical and research industries use these targets. Non-superconducting targets represented approximately 66.4% of Company revenues during 1999, 66.6% in 1998 and 77.0% in 1997.

         BONDING AND BACKING PLATES. Bonding is the process of adhering a sputtering target to a backing plate to prepare the target for use in the physical vapor deposition process. The Company offers bonding on its own, or customer supplied, backing plates with metallic solder or silver epoxy. High purity copper backing plates can also be used in thicknesses ranging from .125" to 1" on sizes from 1" to 12" and rectangles to 72" long. Bonding services generated approximately 5.5% of Company revenues in 1999. In earlier years, TMI had the bonding done though an outside source.

PROCESS KNOWLEDGE

         Since its inception, the TMI Division has invested heavily in practical in-house research and development. Each item of the nearly 200 items now offered in the TMI Division's catalogue has required some degree of development, including finding vendors, developing the manufacturing processes and methods of control and standardization. The process knowledge is captured in written specifications, process set cards, logs, operating procedures and other means.

COMPETITION

         The market for sputtering targets is very competitive. The Company has numerous competitors, most of which are larger and have greater financial resources than the Company. Domestically, the Company views Puretech, Inc., a division of Williams Advanced Materials, itself a division of Wellman Corporation, and Cerac Corporation as their primary competitors over the entire line of manufactured products, although as many as 30 competitors exist and compete for different portions of the sputtering target market. Further, some primary metal suppliers also produce sputtering targets.

         Additionally, there are a number of foreign competitors producing sputtering targets and thin-film deposition materials throughout the world. Management believes that Tosoh Corp. has the largest worldwide market share, followed by MRC Corporation (a division of Praxair Corp.), VMC Corporation, Johnson Mathey Corporation, Nippon Mining Corporation, Puretech Inc., and Cerac Inc. All enjoy vastly superior resources than those possessed by the Company. However, few of these competitors focus their marketing efforts on the research segment of the market, due to the low volumes that characterize this market niche. Management estimates that the TMI Division has achieved a 15.0-20.0% market share of the research and development market segment.

         The Company believes that the principal competitive factors in this market are price, service, quality, reliability, reproductability, availability of technical information, and timely deliveries.

         The Company strives to differentiate itself from its competitors by providing a full line of manufacturing capabilities, maintaining an excellent quality rating by achieving quick turnaround on manufactured orders, and by providing personalized customer service.

         Although TMI's objective is to achieve an 80.0% to 20% ratio of shipments for production to research and development, at this time, the ratio is approximately 60.0% production to 40.0% research and development. Obtaining production business requires submitting samples, meeting the customer specifications, and developing the confidence of the customer for reliability and reproductability. Management believes that the needs of its customers generally progress from research and development quantities to pilot production to full scale production. The length of time this cycle requires varies widely. The TMI Division now has the capacity to supply production quantities to customers who have moved out of the development phase to the production of any new product. Management believes that it will be able to capture a proportion of larger production type orders in the future.

MARKETING AND SALES

         The Company markets and sells its products worldwide, concentrating on the Research & Development and Industrial Production markets. Domestic sales account for approximately 70.0% of the Company's sales, compared to 30.0% export sales.

         In the United States, the Company markets and sells through its internal sales staff, and through independent manufacturer's representative groups located strategically around the country. Either party may terminate the Company's contracts with its representatives within 60 days. Commission rates vary according to materials and other factors. A typical commission rate is 8.0% of gross sales dollars.

         In Asia, the Company markets and sells through several non-exclusive distributors. Sales in this region consist primarily of research & development accounts. TMI currently is seeking representation in the European market.

PRODUCTION CAPACITY

         In the TMI Division, the production equipment now on hand will accommodate a throughput of $4.0 million or greater per year, depending on product mix. For the TMI Division, the Company intends to acquire a larger rolling mill and a machining center by 2001. With those measures taken, the production capability of the TMI Division is expected to be approximately $6.0 million per year revenue.

MAJOR SUPPLIERS AND CUSTOMERS

         The TMI Division buys raw materials, components and chemicals used in the manufacture and assembly of the Company's products. If these materials are not received in a timely manner, it may seriously affect the Company's production schedule. The Company, however, has designed its products using widely-available standard items and components, and has identified alternative vendors it may use in order to avoid production delays. The Company is not experiencing difficulty in maintaining its inventory of such components, although purchase commitments are, at times, limited by cash flow.

         The TMI Division purchases various types of ceramic powder as well as metal for the production of ceramic or metal sputtering targets. These materials are purchased to Company specifications. In such cases, the price per unit of weight of the material depends strongly on the amount purchased. In some cases, the materials are very costly. The quantities purchased and price per unit weight paid by the Company varies widely, based upon cash flow considerations and inventory levels.

         The Company has established supplier relations with a number of companies, some of which are importers of metals from other countries, including China and Russia. Delivery schedules are often unpredictable for these supplies, requiring the Company to maintain considerable inventory levels to avoid shortages.

         The Company does not manufacture gold or platinum (precious metals) sputtering targets, but buys the finished item in these and other precious metals from one of several suppliers and resells them at a markup. In 1999, approximately 7.9% of the Company's sales were precious metals. The Company maintains a letter of credit with one precious metal supplier to cover the purchases. The Company sells precious metals on a net-10 day basis, while all other sales are net-30 days.

         The Company also purchases finished targets, sometimes from competitors, or from other sources, for its own sale at a markup. This "buy/re-sell" business was approximately 15.0% of the TMI Division's sales volume in 1998 and 11.2% in 1999. The Company has appropriate purchase specifications, and performs its own receiving inspection and quality control on these products prior to shipment to its customers.

         The top 5 suppliers to the TMI Division in 1999 were, in descending order: Williams Advanced Materials, Inc., Standard Resources, Inc., ACI Alloys Inc., Noah, Inc. and Alta, Inc. In every case, the Company believes that suitable substitute vendors could be found. The Company buys primarily based on quality, price and delivery to its specifications factors.

         No customers in the TMI Division accounted for 10.0% or more of the total TMI revenue in 1999.

RESEARCH AND DEVELOPMENT

         The TMI Division has no government support, preferring to invest in and control its research and development program in a commercial market-oriented customer-driven manner.

QUALITY CONTROL

         The Company strives for world class quality in its products. The Company has experienced quality control problems in the past. Consequently, the Company in recent years has invested funds in the development and implementation of a quality assurance program to insure that each process in the manufacturing, materials purchasing and order-entry functions are more tightly controlled.

         The Company has also invested in quality control equipment. The Company is currently able to perform in-house testing of its ceramic products and metals and alloys via Scanning Electron Microscopy, Edax, Differential Thermal Analysis, Electrical Resistivity, and Particle Size Analysis, Inductively Coupled Plasma, Spectagraph Equipment and X-ray Diffraction.

         The quality control efforts have included preparation for certification for ISO 9000, the international standard of quality performance, as well as investment in training of personnel, preparation of specifications, purchasing and installation of equipment, purchasing of software, on-going calibration and maintenance of advanced measuring and composition analysis equipment. These efforts have produced a significant improvement in the product produced by the Company, as shown by customer returns, which were under 1.7% over-all in 1999, 2.0% in 1998 and 2.3% in 1997.

EMPLOYEES

         The Company currently has 21 full-time and 2 part-time employees. Three of the Company's employees have a Ph.D. in Chemistry or Materials Science. Ten employees work primarily for the TMI Division of the Company, while the remainder work primarily for the SCI Division. In the case of shared employees, the charges are assigned in accordance with the ratio of shipped dollars.

         The Company has never experienced work stoppage and considers its relations with employees to be good. The employees do not have a bargaining unit.

ENVIRONMENTAL MATTERS

         The Company generates small quantities of ceramic dust from grinding or machining and has approval from the Ohio EPA to cover the exhaustion of these materials, which are primarily Zinc Oxide. The Company maintains filters and dust collectors that it believes are in accordance with all EPA regulations. The Company has been inspected from time to time by local EPA authorities and the few noted deficiencies have been corrected. As of August 1, 2000, the Company was not under any EPA strictures.

         The Company does not handle "hazardous materials" as defined on the Materials Safety and Data Sheets

("MSDS"). The Company supplies MSDS sheets to its customers with all shipments as a routine procedure. The TMI Division also does not offer products made from "hazardous materials" (as defined by the MSDS, Materials Safety Data Sheets, for the materials).

COLLECTIONS AND WRITE-OFFS

         The Company collected its receivables in an average of 55 days in 1999. The Company has occasionally been forced to write-off a few small invoices as uncollectible. The Company considers credit management critical to its success.

SEASONAL TRENDS

         The Company has not experienced and does not in the future expect to experience seasonal trends in its business operations.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS

         To date, the Company has received revenue predominantly from commercial sales and also government research contracts and non-government research contracts. The Company has incurred cumulative losses of $5,526,168 from inception to December 31, 1999.

SIX MONTHS ENDED JUNE 30, 2000 AND 1999

         Revenue for the six months ended June 30, 2000 was $1,499,715, an increase of $305,061 or 25.5% from the year earlier period when sales totaled $1,194,654. The increase is primarily attributable to additional research contracts in 2000 versus 1999.

         The gross margin on sales of products was $212,689 or 18.5% for the six months ended June 30, 2000 compared to $235,000 or 22.1% for the earlier period. Gross margins on the Company's various products vary widely and the gross margin are impacted from period to period by sales mix and utilization of production capacity. The gross margin on the contract research is generally lower than on other products. The Company expects that gross margins will improve as sales grow.

         General and administrative expenses were $231,839 or 15.5% of total revenue for the six months ended June 30, 2000 and $134,345 or 11.2% of total revenue for the earlier period. The increase in these costs relates to the expansion of the Company's infrastructure, including the addition of executive management.

         Sales expense of $136,061 or 9.1% in the six months ended June 30,2000 was up from the $118,612 or 9.9% for the six months ended June 30,1999. The increase includes expenditures for the development of foreign market opportunities.

         The increase of interest expense from $20,616 or 1.7% in 1999 to $33,633 or 2.2% for the six months ended June 30,2000 relates to interest on both the subordinated notes payable and on the bank borrowings. The related party waived interest on the subordinated notes in 1999.

         The Company's net loss for the six months ended June 30, 2000 totaled $(94,147), or $(.07) per share, compare to a loss of $(13,192), or $(.01) per share for the previous year. The 2000 period was significantly impacted by an increase in reserves for obsolete inventory.

FISCAL YEAR 1999 AS COMPARED TO FISCAL YEAR 1998

         REVENUES.

         Revenues in fiscal 1999 increased by 7.2% to $2,678,362 from the fiscal 1998 level of $2,498,162. Contract research revenue in fiscal 1999 was $425,153 compared to $470,552 in fiscal 1998, a decrease of 9.6%.

         Commercial sales of the Company's HTS products increased to $219,769 in fiscal 1999 from $169,683 in fiscal 1998, an increase of 29.5%. These products include HTS powder, Levitators and accessories for research and development purposes, prototypes and components. The additional increase of $175,513 is primarily related to both increased business from existing customers and the continuing addition of new customers.

         In 1999, total contract research revenues were $425,153 as compared to $470,552 in 1998. Government development contract revenue was $392,617, or 14.7% of total revenues in 1999 and $167,252 or 6.7% of total revenues in 1998. NASA has been, and is expected in the near term to continue to be, the Company's largest customer, accounting for 8.9% of the Company's revenues in fiscal 1999.

         The Department of Defense's budget for HTS research and development is expected to decline. Significant loss of government funding would have a material adverse effect on the Company's financial condition and results of operations.

         GROSS MARGIN

         Total gross margin in 1999 was $477,179 or 17.8% of total revenue as compared to $438,223 or 17.5% in 1998. Total gross margin between years remains essentially stable.

         Gross margin on sales revenue for product sales was 18.6% for 1999 compared to 15.1% in 1998. The increase in gross margin on product sales of 3.5% is due primarily to increased sales as the gross margin on product sales is impacted by utilization of production capacity.

         Gross margin on contract research revenue was 13.9% for 1999 compared to 28.2%. The decrease in gross margin on contract research revenue of 14.3% is due primarily to a $300,000 non-government contract obtained in 1998 which resulted in higher margins.

         SELLING EXPENSE

         Selling expense in fiscal 1999 decreased to $265,631 from $301,618 in fiscal 1998, a decrease of $35,987, or 11.9%. This decrease is primarily a result of a reduction in the sales staff of the SCI Division at the end of fiscal 1998.

         GENERAL AND ADMINISTRATIVE EXPENSE

         General and Administrative expense in fiscal 1999 decreased to $332,709, from $359,751 in fiscal 1998, a decrease of $27,042, or 7.5%, primarily due to decreased legal expenses.

         RESEARCH AND DEVELOPMENT EXPENSES.

         Internal research and development costs are expensed as incurred. Research and development costs, including testing, for 1999 was $15,392 compared to $41,421 in 1998. Internal research and development costs decrease when government funded projects are available.

         INTEREST EXPENSE.

         Interest expense was $44,473, or 1.7% of Company revenues in fiscal 1999, up 54.2% from $28,847, or 1.5% in fiscal 1998.

         The increase in interest expense is attributable to the increase capital lease obligations during 1998 and 1999. Subordinated notes payable to shareholders' increased by $205,125 during 1999; however, interest was waived during 1998 and 1999 by the shareholders.

LIQUIDITY AND WORKING CAPITAL

         The working capital of the Company at June 30,2000 was $173,401 compared to $119,646 at June 30,1999, an increase of $53,755, or 44.9%. The increase is working capital is due to payment of the note payable to bank by increasing long-term subordinated notes payable to the shareholders. The Company provided cash from operations for the six months ended June 30, 2000 and 1999 of $32,009 and $10,875, respectively. Significant non-cash expenses including depreciation and an inventory reserve on excess and obsolete inventory approximate $214,000 and $145,000, respectively, for the six months ended June 30, 2000 and 1999. Overall, accounts receivable, inventory and prepaids increased in excess of increases in accounts payable and accrued expenses by approximately $88,000 and $121,000, respectively, as a result of timing of receipt of inventory versus required scheduled payments on this inventory.

         For the year ended December 31, 1999, working capital was $57,991 compared to $13,055 at December 31, 1998. The increase in working capital of $44,936 is due mainly to accounts payable paid by a shareholder which increased long-term subordinated notes payable. The Company provided cash from operations for the years ended December 31, 1999 and 1998 of $107,633 and $42,520, respectively. Significant non-cash expenses including depreciation and inventory reserve on excess and obsolete inventory approximate $281,000 and $292,000, respectively, for the years ended December 31, 1999 and 1998. Overall, accounts receivable, inventory and prepaids increased in excess of increases in accounts payable and accrued expenses by approximately $29,000 and $9,000, respectively, or insignificant amounts.

         For investing activities, the Company used cash of approximately $66,000, $207,000, $38,000 and $21,000 for the years ended December 31, 1999 and
1998 and six months ended June 30, 2000 and 1999, respectively. The amount invested in 1998 was used to purchase machinery and equipment for increased production capacity.

         For financing activities for the year ended December 31, 1999, the Company used cash of approximately $46,000. Due to tight cash flow, cash was overdrawn by approximately $31,000. Cash payments to third parties for debt and capital lease obligations approximated $73,000. Proceeds from subordinated note payable were used to pay accrued cumulative dividends on Series A and B preferred stock.

         For financing activities for the year ended December 31, 1998, the Company provided cash of approximately $163,000. Proceeds from the sale of common stock and common stock options totaled $61,500 which was used to fund operations. Proceeds from subordinated notes payable by a shareholder totaled $155,000 and was used to reduce accounts payable and fund operations.

         For financing activities for the year ended June 30, 2000, the Company provided cash of approximately $6,000. Due to continued tight cash flow, an additional $31,000 was overdrawn. Principle repayments on a bank note payable approximating $95,000 was paid with funds obtained from subordinated notes payable by a shareholder. Additional payments on capital lease obligations approximated $43,000. Proceeds from exercise of common stock options totaled $94,800. Proceeds were used to fund operations.

         If the Company has to repay some of the short term maturing debt, it will lose a substantial portion of its financial resources to pursue its current plans. Whereas there is every reason to believe that the Company can refinance its maturing debt, there is no guarantee that it will be able to do so.

         The Company will continue to manage within its financial resources and attempt to balance its working capital needs with cash flow generated from operations and available current financing. The Company will continue to seek new financing if such circumstances present more attractive alternatives to the current financing arrangements. The Company cannot be certain that it will be successful in efforts to raise new funds.

INFLATION

         The Company believes that there has not been a significant impact from inflation on the Company's operations during the past three fiscal years.

FUTURE OPERATING RESULTS

         The Company anticipates that operations in the coming year of 2000 will result in improving cash position. An expansion to the Company's production facility is essentially complete, and the inventory expenditures can be controlled by improved purchasing practices, and also by negotiated terms of payment.

         Dr. and Mrs. Funk have purchased the 99 Series A Preferred Shares outstanding from the former owners. The cash dividend requirement on the Series B Preferred Shares of about $27,000 due in November 2000 has been reduced by conversion into common stock of many of those shares. Only 27,542 Series B Preferred shares are outstanding as of August 1, 2000.

         Management believes that the Company will continue in a very cash tight condition during the year 2000 and beyond. If internal sales and expense projections are achieved, capital expenditures are limited to $50,000, and inventory growth is limited to $50,000, the Company will be able to fund payoff of principal and interest of its Series A & B Preferred Shares maturing in 2000. The Company believes the measures to control these two components of the balance sheet are in place through increased management attention. Internal sources of liquidity are primarily liquidation of inventory and operating cash flow.

         The Company is posting excess inventory on its web site in an effort to sell slow moving items. Better inventory control will decrease obsolesce in the future. None of the Company's inventories degenerates with storage. However, the trends of the customer buying may increase or decrease the need, and therefore the market value, for certain materials in inventory. Changes in customer buying patterns may affect the movement of inventory.

         The Company must maintain sufficient inventory to be able to ship a wide variety of products on short notice. This has been one of the principal competitive advantages of the Company. Additionally, on expensive metals such as tantalum, the price per pound is dependent on the purchasing commitment: the larger volume commitment, the lower the price. Thus the Company attempts to purchase large quantities for projected requirements, but in many cases must work out extended terms of payment.

         The Company anticipates that it will require additional professional, technical and manufacturing labor in the future. This personnel addition may range from replacement of any existing employees who leave the Company, to the addition of as many as ten employees per year for the years 2000 and 2001.

         The Company plans to make purchase commitments on an annualized basis for raw materials which can be purchased in larger quantities at reduced prices. In general, the Company attempts to limit inventory increase by making an annual commitment, but drawing material either as required, or on a monthly or quarterly basis. Such annual commitments may reach $500,000 in 2000 and greater in 2001. The terms of payment for such commitments are worked out with the vendor on a case-by-case basis.

         Bank One has expressed a willingness to extend an open line of credit to the Company provided that Dr. and Mrs. Funk guarantee the line of credit and pledge three times this value as collateral. The Company currently has a line of credit of $100,000 with Bank One, $75,000 of which has been drawn down to date.

         The availability of additional cash from Dr. and Mrs. Funk could be influenced by the death of either Dr. or Mrs. Funk. The future of the business could also be severely depressed by the incapacitation of either Dr. or Mrs. Funk. Successor management is being sought at this time.

DEVELOPMENT STAGE OF THE COMPANY'S PRODUCTS AND UNCERTAINTY REGARDING DEVELOPMENT OF MARKETS

         Some of the Company's products are in the early stages of commercialization and the Company believes that it will be several years before products will have significant commercial end-use applications, and that significant additional development work may be necessary to improve the commercial feasibility and acceptance of its products. There can be no assurance that the Company will be able to commercialize any of the products currently under development.

         To date, there has been no widespread commercial use of HTS products.

YEAR 2000 ISSUE

         The Company has studied the "Year 2000" issues affecting its operations and has implemented all required modifications to its systems. The underlying issues are not expected to have a materially adverse affect on the Company's operations or financial position. The cost of addressing the "Year 2000" issues have not been material to the Company.

ITEM 3. DESCRIPTION OF PROPERTY

         The Company's office and manufacturing facilities are located at 1145 Chesapeake Avenue, Columbus, Ohio, where it occupies about 20,000 square feet. Additional space of 10,000 square feet is currently sub-leased by the Company and can be reclaimed on three months notice. The Company has a lease on the property at $3.15 per square foot until March 1, 2001, with an option to renew. Management anticipates that relocation of the SCI Division to new quarters may be required in the next few years, as the maturing of its production processes and the need for a "clean room" image for it customers dictates relocation. However, specific plans to relocate the SCI Division have not been developed.

         There is adequate power running to several locations in the building and other utilities are adequate for the projected growth.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

COMMON STOCK

         The following tables set forth certain information as of August 1, 2000, with respect to the beneficial ownership of the Company's common stock by the following individuals and groups:

         -        each of the Company's directors;

         -        each of the Company's executive officers;

         - each person known by the Company to beneficially own five percent (5%) or more of our outstanding common stock; and

         - all of the Company's directors and executive officers as a group.

Unless otherwise indicated, we believe that each person listed below has sole voting and investment power over his or her shares.

NAME AND ADDRESS                        NUMBER OF SHARES
OF BENEFICIAL OWNER                     BENEFICIALLY OWNED(1)                   PERCENTAGE OF CLASS (2)
-------------------                     ------------------                      --------------------
Edward R. Funk
1145 Chesapeake Avenue                      842,327(3)                                  46.1%
Columbus, OH 43212

Ingeborg V. Funk
1145 Chesapeake Avenue                      842,327(3)                                  46.1%
Columbus, OH 43212


                                      I-20

Curtis A. Loveland
41 South High Street                        153,198(4)                                  11.0%
Columbus, OH 43215


Edward W. Ungar
929 Harrison Avenue                           6,760(5)                                    *
Columbus, OH 43215

Robert J. Baker
1145 Chesapeake Avenue                        4,350(6)                                    *
Columbus, OH 43212

Lloyd E. Hackman
15508 Fiddlesticks Blvd., S.E.               79,507(7)                                   5.7%
Ft. Myers, FL 33912

Charles E. Washbush
1233 Langeston Dr.                            3,750                                       *
Columbus, OH 43220

Don Raifsnider
1145 Chesapeake Avenue                        8,000(8)                                    *
Columbus, OH 43212

J.R. Gaines
1145 Chesapeake Avenue                       32,722(9)                                   2.3%
Columbus, OH 43212

Robert H. Peitz
43 Little St.                                 1,000(10)                                   *
Matawan, NJ 07747

Dr. Suvankar Sengupta
5692 Hillcrest Dr.                           25,000(11)                                  1.8%
Hilliard, OH 43026

All executive officers and
directors as a group (11 persons)(12)     1,156,614                                     61.6%

------------------
*        Less than 1%

(1) For purposes of the above table, a person is considered to "beneficially own" any common shares with respect to which he or she exercises sole or shared voting or investment power, or of which he or she has the right to acquire the beneficial ownership within 60 days of August 1, 2000. Unless otherwise indicated, voting power and investment power are exercised solely by the person named above, or shared with members of his or her household.

(2) "Percentage of Class" is calculated on the basis of the number of outstanding shares, plus the number of common shares a person has the right to acquire within 60 days of August 1, 2000. As of August 1, 2000, the Company had 1,397,576 shares of common stock outstanding.

(3) Edward R. Funk and Ingeborg V. Funk are husband and wife. Under the rules of the Securities and Exchange Commission, they are deemed to beneficially own the shares of the other. Consequently the number reported above for each includes 99,702 and 185,145 common shares held of record by Dr. Funk and Mrs. Funk, respectively, 31,926 held of record by Dr. and Mrs. Funk as tenants in common; options, warrants and convertible notes for 427,950 common shares, which can be acquired by Dr. Funk and Mrs. Funk, respectively, under stock options and warrants and convertible rates exercisable within 60 days of August 1, 2000. This number also includes 96,904 common shares which are owned by Funk Metallurgical Corporation, a corporation wholly owned by Dr. and Mrs. Funk (FMC).

(4) Includes 2000, 200 shares held by Mr. Loveland in a Keough account, and 152,998 common shares held of record by Mr. Loveland for various irrevocable trusts for the benefit of Dr. and Mrs. Funk's children and grandchildren.

(5) Includes 4,260 common shares, owned by Taratec Corp., a company controlled by Mr. Unger, and 2,500 common shares, which can be acquired by Mr. Ungar under stock options exercisable within 60 days of August 1, 2000.

(6) Includes 1,000 shares which can be acquired by Mr. Baker under stock options exercisable within 60 days of August 1, 2000.

(7) Includes 3,250 shares which can be acquired by Mr. Hackman under stock options exercisable within 60 days of August 1, 2000, and 76,257 shares owned by Mr. Hackman and his family.

(8) Includes 8,000 common shares which can be acquired by Mr. Raifsnider under stock options exercisable within 60 days of August 1, 2000.

(9) Includes 20,500 common shares which can be acquired by Mr. Gaines under stock options exercisable within 60 days of August 1, 2000.

(10) Includes 1,000 common shares which can be acquired by Mr. Peitz under stock options exercisable within 60 days of August 1, 2000.

(11) Includes 15,000 common shares which can be acquired by Dr. Sengupta under stock options exercisable within 60 days of August 1, 2000.

(12) Includes 479,200 vested options, warrants, subordinated debt, and Series A preferred stock which are exercisable within 60 days of August 1, 2000, for all directors and executive officers listed.

SERIES A 10% PREFERRED SHARES

         The following tables set forth certain information as of August 1, 2000 with respect to the beneficial ownership of the Company's Series A 10% Preferred Shares by the following individuals and groups:

         -        each of the Company's directors;

         -        each of the Company's executive officers;

         - each person known by the Company to beneficially own five percent (5%) or more of our outstanding common stock; and

         - all of the Company's directors and executive officers as a group.

         Unless otherwise indicated, we believe that each person listed below has sole voting and investment power over his or her shares.

NAME AND ADDRESS                        NUMBER OF SHARES
OF BENEFICIAL OWNER                     BENEFICIALLY OWNED(1)          PERCENTAGE OF CLASS (2)
-------------------                     ------------------             --------------------
Edward R. Funk
1145 Chesapeake Avenue                                99                                100%
Columbus, OH 43212

---------

(1) For purposes of the above table, a person is considered to "beneficially own" any Series A 10% Preferred Shares with respect to which he or she exercises sole or shared voting or investment power. Unless otherwise indicated, voting power and investment power are exercised solely by the person named above, or shared with members of his or her household.

(2) "Percentage of Class" is calculated on the basis of the number of outstanding Series A 10% Preferred Shares as of June 30, 2000, which was 99 shares.


ITEM 5. DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

         The Company has a Board of Directors that is currently comprised of eight members. Each director holds office until the next annual meeting of shareholders or until a successor is elected or appointed. The members of the Board of Directors and the executive officers of the Company and their respective age and position are as follows:

                                                                                                       Officer or
Name                                           Age              Position with the Company            Director Since
-----------------------------------------     ------       ------------------------------------
Edward R. Funk                                 75          President, Chief Executive                     1987
                                                           Officer, Treasurer and Director

Ingeborg V. Funk                               76          Vice President                                 1987

Donald D. Raifsnider                           52          Vice President and General Manager             1997
                                                           of the TMI Division

Suvankar Sengupta                              36          Chief Scientist                                1994

Curtis A. Loveland                             53          Secretary and Director                         1987

Edward W. Ungar                                63          Director                                       1990

Robert J. Baker, Jr.                           60          Director                                       1992

Lloyd E. Hackman                               70          Director                                       1993

Charles E. Washbush                            69          Director                                       1994


                                      I-23

James R. Gaines, Jr.                           44          Director                                       1997

Robert H. Peitz                                42          Director                                       1997


         EDWARD R. FUNK, SC.D., is a founder of the Company and has served as President, Chief Executive Officer, Treasurer, and a Director of the Company since its inception in 1987. Dr. Funk was the founder and was Chairman of the Board of Interpore/Cross International (f.k.a. Cross Medical Products, Inc.) ("Interpore"), a Columbus, Ohio publicly held company which manufactures electromechanical orthopedic devices and related medical products. Dr. Funk resigned as Chairman in May, 1998. In 1970, Dr. Funk also founded Funk Metallurgical Corporation, a Columbus, Ohio corporation, and served as that company's President from its inception until June 1986 and as Chairman of the Board from its inception until the business was sold in September 1988. Dr. Funk also was a founder of Astro Metallurgical Corp. of Wooster, Ohio. Dr. Funk is the husband of Ingeborg V. Funk, a Vice President of the Company.

         INGEBORG V. FUNK is a founder of the Company and has served as Vice President of the Company since its inception in 1987. Mrs. Funk was also a Director of the Company from its inception until December 1, 1993. In addition, Mrs. Funk co-founded Interpore. Mrs. Funk also co-founded Funk Metallurgical Corporation, and served as that company's Vice President from its inception until June 1986, and thereafter as its President until the business was sold in September 1988.

         DONALD D. RAIFSNIDER, has been with the Company since 1997, and serves as Vice President and General Manager of the TMI Division of the Company. Prior to joining the Company, Mr. Raifsnider's career encompassed Production and Material Management with Anchor Swan Corporation, along with Sales and Marketing management at Mirro Corporation and his own manufacturers representative organization.

         SUVANKAR SENGUPTA, PH.D.,has served as Chief Scientist of the Company since April, 1994. Prior to joining the Company, Dr. Sengupta was a Guest Graduate Student at the Argonne National Laboratory (1991-1994) and served as a Research Assistant at the Center of Materials Science and Engineering at the University of Notre Dame (1991-1994). Dr. Sengupta is the holder of three patents in the field of high temperature superconductor technology.

         CURTIS A. LOVELAND serves as Secretary and as a Director of the Company since 1987. Mr. Loveland has been a practicing attorney for 27 years and has been a partner in the law firm of Porter, Wright, Morris and Arthur LLP since 1979. Mr. Loveland's practice is concentrated in the areas of corporate law and finance. Mr. Loveland also serves on the Board of Directors of several other central Ohio companies, including Applied Innovation Inc. and Rocky Shoes & Boots, Inc. The law firm of Porter, Wright, Morris & Arthur LLP serves as legal counsel for the Company.

         EDWARD W. UNGAR has been a Director of the Company since 1990. Mr. Ungar is the President and founder of Taratec Corporation, a technological consulting firm in Columbus, Ohio. Prior to forming Taratec Corporation in 1986, Mr. Ungar was an executive with Battelle Memorial Institute.

         ROBERT J. BAKER, JR., PH.D. has served as a Director of the Company since 1992. Dr. Baker is the founder of Venture Resources International and the co-founder of Business Owners Consulting Group, which assist companies in the development of growth strategies, including marketing position and competitive strategies. Dr. Baker is currently a visiting member of the Capital University faculty serving the MBA program.

         LLOYD E. HACKMAN has been a Director of the Company since 1993. Mr. Hackman is the former President and Chairman of Ribbon Technology, Inc., a company he founded. Ribbon Technology, Inc. produces wire products directly from molten metal for use in concrete reinforcement.

         CHARLES E. WASHBUSH has been a director of the Company since 1994 and is a founding partner, owner, and board member of Corporate Finance Associates Worldwide ("CFAW"), the successor company to Corporate Finance Associates, and President of Corporate Finance Associates of Columbus, Inc. CFAW is an investment banking firm, founded in 1956, with 40 offices in the United States and Canada and 10 affiliate offices in Europe.

         JAMES R. GAINES, JR. has served in various capacities with the Company since 1987 and now serves as Vice President and General Manager of the SCI Division of the Company. Mr. Gaines became a Director of the Company in June 1997. Prior to joining the Company, Mr. Gaines was in management at several small companies in cryogenics and other related fields for over ten years.

         ROBERT H. PEITZ became a Director of the Company in June 1997 and is Managing Director and Head of Financial Markets for BHF-Capital Corporation in New York. Mr. Peitz is on the Board of BHF Structured Finance and BHF Realty. Previously, Mr. Peitz held positions as Chief Dealer and Vice President in charge of Interest Rate Risk Management. Mr. Peitz has been with BHF since 1988. Prior to joining BHF, Mr. Peitz was in the Management Training program at Morgan Stanley in 1987 and 1988.

FAMILY RELATIONSHIPS

         Dr. Funk, who is President, Chief Executive Officer, Treasurer and a director of the Company, and Mrs. Funk, who is Vice President of the Company, are husband and wife. Mr. Peitz, who is a director of the Company, is the stepson of Dr. Funk. There are no other family relationships among the directors and executive officers of the Company.

INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS

         None.

ITEM 6. EXECUTIVE COMPENSATION

         The following table sets forth certain information regarding compensation paid during our fiscal years ended December 31, 1997, 1998 and 1999 to our Chief Executive Officer and each of our three other highest compensated executive officers (collectively, the "Named Executive Officers").

                                              SUMMARY COMPENSATION TABLE

                                                     ANNUAL COMPENSATION         LONG-TERM COMPENSATION
                                                  --------------------------  -----------------------------
                                                                                          AWARDS
                                                                                 --------------------------
                                                                                 RESTRICTED    SECURITIES
                                                                                    STOCK      UNDERLYING      ALL OTHER
                                                       SALARY        BONUS          AWARD        OPTIONS     COMPENSATION
    NAME AND PRINCIPAL POSITION           YEAR           ($)           ($)           ($)           (#)            ($)
----------------------------------   -------------  -------------  -----------   ------------  ------------  ---------------
EDWARD R. FUNK                           1999           $5,538             $0           $0          10,000             $0
President and Chief Executive            1998           $    0             $0           $0               0             $0
Officer                                  1997           $    0             $0           $0               0             $0




JAMES R. GAINES                          1999          $75,385             $0           $0          15,000             $0
Vice President and General               1998          $76,716             $0           $0               0             $0
Manager of the SCI Division              1997          $58,701             $0           $0          28,000             $0



DON RAIFSNIDER                          1999           $56,000             $0           $0          15,000             $0
Vice President and General              1998           $54,738             $0           $0               0             $0
Manager of the TMI Division             1997                               $0           $0          20,000             $0



SUVANKAR SENGUPTA                       1999           $70,000             $0           $0          15,000             $0
Chief Scientist                         1998           $74,985             $0           $0               0             $0
                                        1997           $58,781             $0           $0          12,400             $0

                      OPTION/SAR GRANTS IN LAST FISCAL YEAR

         The following table sets forth certain information concerning the grant of stock options to the Named Executive Officers for the fiscal year ended December 31, 1999. The Company did not grant any stock appreciation rights for the fiscal year 1999.

                                                % OF TOTAL OPTIONS
                         NUMBER OF SECURITIES       GRANTED TO
                          UNDERLYING OPTIONS       EMPLOYEES IN      EXERCISE PRICE
         NAME                GRANTED (#)          FISCAL YEAR(2)        ($/SHARE)       EXPIRATION DATE
----------------------------------------------------------------------------------------------------------

Edward R. Funk                     10,000              11.8%              $2.00             1/13/05

James R. Gaines                    15,000              17.6%              $2.00             1/13/05

Don Raifsnider                     15,000              17.6%              $2.00             1/13/05

Suvankar Sengupta                  15,000              17.6%              $2.00             1/13/05

----------------------
(1)      This table covers the period from January 1, 1999 to December 31, 1999.

(2) Percentage is based upon 85,000 options granted to employees in fiscal year 1999.



                 AGGREGATED OPTION/SAR EXERCISES IN FISCAL 1999
                      AND FISCAL YEAR-END OPTION/SAR VALUES

           The following table provides certain information regarding the number and value of stock options held by our Named Executive Officers at December 31, 1999.


                                                           NUMBER OF SECURITIES
                                                          UNDERLYING UNEXERCISED          VALUE OF UNEXERCISED
                                                            OPTIONS AT FISCAL            IN-THE-MONEY OPTIONS AT
                                                               YEAR-END (#)              FISCAL YEAR-END ($)(2)
                                                       -----------------------------  ------------------------------
                               SHARES
                              ACQUIRED
                                 ON         VALUE
                              EXERCISE    REALIZED
           NAME                  (#)        ($)(1)     EXERCISABLE    UNEXERCISABLE   EXERCISABLE    UNEXERCISABLE
----------------------------  ----------  -----------  ------------   --------------  -------------  ---------------
Edward R. Funk                   0               $0          3,000           10,000            $0           $1,250

James R. Gaines                  0               $0         13,200           31,800            $0           $1,875

Don Raifsnider                   0               $0          8,000           27,000            $0           $1,875

Suvankar Sengupta                0               $0          9,960           22,400            $0           $1,875

----------------------
(1) Value realized represents the difference between the exercise price of the option shares and the market price of the option shares on the date the option was exercised. The value realized was determined without consideration for any taxes or brokerage expenses that may have been owed.

(2) Represents the total gain which would be realized if all in-the-money options held at year end were exercised, determined by multiplying the number of shares underlying the options by the difference between the per share option exercise price and the per share fair market value at year end ($2.125 at December 31, 1999). An option is in-the-money if the fair market value of the underlying shares exceeds the exercise price of the option.

COMPENSATION OF DIRECTORS

         The Company has no standard arrangement for the compensation of members of its Board of Directors. During fiscal 1999, however, each director received an non-statutory option to purchase 500 shares of the Company's common stock at an exercise price of $2.00 per share for services performed as a director of the Company. The options are exercisable one year from the grant date and expire on the sixth anniversary of the grant date.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RIBBON TECHNOLOGY, INC.

         On July 20, 1993, the Company entered into an agreement with Ribbon Technology Corporation, an Ohio corporation ("Ribtec") to sell to Ribtec 50,000 common shares for $300,000 ($6.00 per share) and a convertible subordinated debenture for $200,000 (the "Debenture"). Lloyd Hackman, a director of the Company, is the President and majority shareholder of Ribtec. In June 1995, the Company issued 119,003 unregistered common shares to Ribtec in exchange for the cancellation of the Debenture. Ribtec obtained piggyback registration rights in the event of the registration and sale of the Company's common shares under the 1933 Act on a form permitting registration of primary or secondary offerings, for the common shares received pursuant to the Debenture.

FOURTH QUARTER 1999 ISSUANCE OF SUBORDINATED NOTES AND WARRANTS

         Through December 31, 1999, Dr. Funk had advanced the Company $256,125 and Mrs. Funk had advanced the Company $161,000. Effective December 31, 1999, the Company documented these loans through the issuance of Subordinated Promissory Notes to Dr. and Mrs. Funk in the amounts of $256,125 and $161,000 respectively. These notes bear interest at an annual rate of 10% and interest is payable monthly. The notes mature on December 31, 2009 and are convertible into common stock at $2.50 per share. In addition, the Company issued Dr. and Mrs. Funk each warrants for the purchase of 75,000 shares of common stock at a per share exercise price of $2.50.

LEGAL SERVICES

         Curtis A. Loveland is an officer, director and shareholder of the Company. Mr. Loveland is also a partner with Porter, Wright, Morris & Arthur LLP, the Company's legal counsel.

ITEM 8. DESCRIPTION OF SECURITIES

         The Company's authorized capital stock is 15,260,000, consisting of 15,000,000 shares of common stock, without par value, 125,000 shares of Voting Preferred Shares, without par value and 125,000 shares of Non-Voting Preferred Shares, without par value (collectively, the "Preferred Shares"), of which 700 shares are designated Series A Preferred Shares and 100,000 shares are designated as Series B Preferred Shares and 10,000 shares of 10% Cumulative Convertible Preferred Shares, without par value (the "10% Preferred Shares").

COMMON STOCK

         Holders of the common shares have no redemption or conversion rights, participate ratably in any distribution of assets to shareholders in liquidation and have no preemptive or other subscription rights. Holders of common shares are entitled to receive such dividends as may be declared by the board of directors. Holders of common shares are entitled to one vote for each share held on all members on which shareholders are entitled to vote, and are not entitled to vote cumulatively for the election of directors. The outstanding common shares are fully paid and non-assessable. As of August 1, 2000, the Company had 1,397,576 shares of common stock outstanding.

PREFERRED STOCK

         The Articles of Incorporation of the Company authorize the Board of Directors to adopt amendments to the Articles of Incorporation to provide for the issuance of one or more series of Non-Voting Preferred Stock or Voting Preferred Stock, and to establish from time to time the number of shares to be included in each such series, to fix the designation, powers, preferences and rights of the shares of each such series and any qualifications, limitations or restrictions thereof (the "Blank Check Preferred Stock"). The Company currently has authorized, issued an outstanding Series A and Series B Preferred Shares.

         The issuance of Preferred Stock could be used, under certain circumstances, as a method of delaying or preventing a change in control of the Company and could permit the Board of Directors, without any action by holders of the Series A or Series B Preferred Shares, or the common shares, to issue Preferred Stock which could have a detrimental effect on the rights of holders of Series A or Series B Preferred Shares, or the common shares. In certain circumstances, this could have the effect of decreasing the market price for the common shares.

SERIES A PREFERRED SHARES

         The Series A Preferred Shares were authorized under the Blank-Check Preferred stock provisions of the Company's Articles of Incorporation. Each Series A Preferred Share has a stated value of $1,000.00 and is entitled to receive dividends at the rate of ten (10%) percent per annum of the stated value per share thereof. Dividends are cumulative and payable annually on the anniversary of the date of issuance of the Series A Preferred Shares (the "Series A Issue Dates"). Dividends on the first three anniversaries of the Series A Issue Date were payable either in additional Series A Preferred Shares or cash, at the Company's discretion. Thereafter, dividends are payable in cash to the extent that funds are legally available therefor. If at any time, the aggregate amount of cash dividends to be paid by the Company on the Series A Preferred Shares is insufficient to permit the payment of the full amount of cash dividend, then accrued on all issued and outstanding Series A Preferred Shares, then such cash dividends, to the extent payable, will be distributed to the holders of all outstanding Series A Preferred Shares ratably in proportion to the respective amounts of cash dividends then accrued and unpaid on such Series A Preferred Shares. So long as any Series A Preferred Shares remains outstanding, no cash dividends can be declared or paid on any junior stock or parity stock until all accrued and unpaid cash dividends on the Series A Preferred Shares have been paid to the holders thereof. In the event that any of the Series A Preferred Shares is converted to common shares, prior to a dividend payment date, no payment of, or adjustment for, dividends yet due will be made on the Series A Preferred Shares converted.

         In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series A Preferred Shares then outstanding will be entitled to receive out of the assets of the Company, before any distribution or payment is made to the holders of any junior stock, including the common shares, an amount equal to the stated value per share plus any accrued and unpaid cumulative dividends thereon. If upon any liquidation, dissolution, or winding up, amounts distributable to the holders of all Series A Preferred Shares and any parity stock is insufficient to permit the payment of the full liquidation amounts on all issued and outstanding Series A Preferred Shares and parity stock, then the entire assets of the Company available for distribution to the holders of Series A Preferred Shares and parity stock will be distributed to holders of all Series A Preferred Shares and parity stock ratably in proportion to the full preferential amounts to which such holders are respectively entitled.

         Except as otherwise provided by Ohio law, the holders of the Series A Preferred Shares have no voting rights.

         The Company may redeem all or part of the Series A Preferred Shares at any time after the third anniversary of the Series A Issue Date at a price of 103% of the Stated Value, plus accrued and unpaid dividends through the redemption date. The Company must redeem 25% of the Series A Preferred Shares on each of the fourth, fifth, sixth and seventh anniversaries of the Series A Issue Date at a price equal to the stated value, plus accrued and unpaid dividends, through the redemption date.

         The Series A Preferred Shares are convertible at any time into shares of the Company's common stock, without par value, at a rate of $6.00 per share, subject to adjustment for certain events. As of August 1, 2000, all 99 of the outstanding Series A Shares were acquired for cash by Dr. Funk.

         As of August 1, 2000, $109,147 in principal and accrued dividends for shares of Series A remains to be converted to equity, or retired by the Company.

SERIES B PREFERRED SHARES

         The Series B Preferred Shares were authorized under the Blank-Check Preferred Stock provisions of the Company's Articles of Incorporation. Each Series B Preferred Share has a stated value of $10. Except as otherwise provided by Ohio law, the holders of the Series B Preferred Shares have no voting rights. The Series B Preferred Shares are convertible into common shares at the rate of $5.00 per each common share, subject to adjustment for stock splits, stock dividends or any other stock divisions. The Company will pay cash in lieu of fractional shares.

         Holders of the Series B Preferred Shares are entitled to receive dividends at the rate of 10% of the stated value per annum per share. Dividends will be payable on each anniversary of the issue date, defined as the date on which the Series B Preferred Shares are first issued by the Company. Dividends could be paid in either shares of Series B Preferred Shares or cash, at the Company's option, for the initial three years that the Series B Preferred Shares were outstanding, and thereafter in cash to the extent funds are then legally available for the payment of such cash dividends. The right of the holders of the Series B Preferred Shares to receive such dividends is cumulative, and accrues from the date of issuance of the Series B Preferred Shares.

         If at any time, the aggregate amount of cash dividends to be paid by the Company on the Series B Preferred Shares is insufficient to permit the payment of the full amount of cash dividend, then accrued on all issued and outstanding Series B Preferred Shares, then such cash dividends, to the extent payable, will be distributed to the holders of all outstanding Series B Preferred Shares ratably in proportion to the respective amounts of cash dividends then accrued and unpaid on such Series B Preferred Shares. So long as any Series B Preferred Shares will remain outstanding, no cash dividends can be declared or paid on any junior stock or parity stock until all accrued and unpaid cash dividends on the Series B Preferred Shares have been paid to the holders thereof. In the event that any of the Series B Preferred Shares were converted to common shares, prior to a dividend payment date, no payment of or adjustment for dividends yet due will be made on the Series B Preferred Shares converted.

         In the event of any liquidation, dissolution, or winding up of the Company, the holders of the Series B Preferred Shares then outstanding will be entitled to receive out of the assets of the Company, before any distribution or payment is made to the holders of any junior stock, including the common shares, an amount equal to the stated value per share plus any accrued and unpaid cumulative dividends thereon. If upon any liquidation, dissolution, or winding up, amounts distributable to the holders of all Series B Preferred Shares and any parity stock is insufficient to permit the payment of the full liquidation amounts on all issued and outstanding Series B Preferred Shares and parity stock, then the entire assets of the Company available for distribution to the holders of Series B Preferred Shares and parity stock will be distributed to holders of all Series B Preferred Shares and parity stock ratably in proportion to the full preferential amounts to which such holders are respectively entitled. A consolidation merger of the Company with or into any other company or companies, or a sale or transfer of all, or substantially all, of its property shall not be deemed to be a liquidation, dissolution, or winding up of the Company.

         After the third anniversary of the issue date, the Company is entitled, at its option, to redeem the Series B

Preferred Shares, in whole or in part, at a redemption price equal to 103% of the stated value, plus the amount of any accrued and unpaid cash dividends thereon, to the date of such redemption. In case of the redemption of only a part of the Series B Preferred Shares, the Series B Preferred Shares to be redeemed will be selected by whatever means the Board of Directors, in its sole discretion, determines.

         The Company is not obligated to pay to any holder of the Series B Preferred Shares the redemption price for any Series B Preferred Shares to be redeemed until such holder has surrendered to the Company certificates representing such Series B Preferred Shares.

         The holders of the Series B Preferred Shares have the right and option to convert all or part of the Series B Preferred Shares then owned by them, at any time, into Common Shares.

         If the Series B Preferred Shares, in whole or in part, are called for redemption, the right to convert such Series B Preferred Shares into common shares shall cease at the close of business on the day prior to the Redemption Date set forth in the notice of redemption.

         As of August 1, 2000, 27,542 Series B Preferred Shares remained outstanding and had not been converted to equity.

                                     PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

MARKET FOR COMMON STOCK

         The Company's common stock traded on the OTC Bulletin Board under the symbol "SCCI" until April 2000, at which time it began to trade on the "pink sheets." The following table sets forth for the periods indicated the high and low bid quotations for the Company's common stock as reported on the OTC Bulleting Board, except for the Quarter ended June 30, 2000, which sets forth the high and low bid quotations for the Company's common stock on the "pink sheets."

                                                                       HIGH             LOW
                                                                       ----             ---
FISCAL 1998

         Quarter ended April 2, 1998                                   2 1/2            1 1/4

         Quarter ended July 3, 1998                                    5 3/4            2

         Quarter ended October 2, 1998                                 4 3/4            2

         Quarter ended December 31, 1998                               3 5/8            1 1/4

FISCAL 1999

         Quarter ended March 30, 1999                                  4 1/4              3/4

         Quarter ended June 30, 1999                                   3 1/4            1 1/2

         Quarter ended September 30, 1999                              2 1/2            1 1/4

         Quarter ended December 31, 1999                               2 3/4            1 1/2

FISCAL 2000

         Quarter Ended March 31, 2000                                  4 1/2            2 3/4

         Quarter Ended June 30, 2000                                   3                2 1/2

         The quotation provided herein may reflect inter-dealer prices without retail mark-up, markdown, or commissions, and may not represent actual transactions.

HOLDERS OF RECORD

         As of August 1, 2000, there were approximately 635 holders of the common stock of the Company and 1,397,576 shares outstanding, and approximately 325 holders of Series B Preferred and 1 holder of Series A Preferred stock. There is no market for the Series A and B preferred shares. As of August 1, 2000, there were 99 shares of Series A Preferred outstanding and 27,542 Series B Preferred Shares outstanding.

DIVIDENDS

         The Company has never paid cash dividends on its capital stock and does not expect to pay any dividends in the foreseeable future. Furthermore, the Company's bank loan prohibits it from paying cash dividends. The Company intends to retain future earnings, if any, for use in the business.

ITEM 2. LEGAL PROCEEDINGS

         There are no known legal proceedings against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

         Not applicable.

ITEM 4. RECENT SALE OF UNREGISTERED SECURITIES

         In March 1997, the Company issued 90,522 shares of common stock of the Company to Dr. and Mrs. Funk in exchange for certain accounts payable to Dr. and Mrs. Funk and to Funk Metallergical, Inc. The Company issued the shares in reliance on an exemption from registration under Section 4(2) of the Securities Act of 1933 (the "Act").

         On January 31, 1999, the Company issued 2,450 shares of common stock to Taratec Corporation, for consulting services in lieu of making a cash payment to Taratec Corporation for services rendered. The Company issued the shares in reliance on an exemption from registration under Section 4(2) of the Act.

         On February 28, 2000, directors and executive officers of the Company purchased an aggregate of 300,000 shares of common stock of the Company upon the exercise of certain vested options. The total proceeds of the sale were $750,000, which the Company used for general working capital. The Company issued the shares in reliance on an exemption from registration under Rule 504 of Regulation D under the Act. The Company filed a Registration by Description in connection with the issuance of the shares with the Ohio Division of Securities pursuant to Section 1707.06(A)(1) of the Ohio Revised Code.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Article 5 of the Company's Articles of Incorporation contains extensive provisions related to indemnification of officers, directors, employees and agents. The Company is required to indemnify its directors against expenses, including attorney fees, judgments, fines and amounts paid in settlement of civil, criminal, administrative, and investigative proceedings, if the director acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Company. When criminal proceedings are involved, indemnification is further conditional upon the director having no reasonable cause to believe that his conduct was unlawful.

         Entitlement of a director to indemnification shall be made by vote of the disinterested directors of the Company. If there are an insufficient number of such directors to constitute a quorum, the determination to indemnify directors shall be made by one of the following methods: (1) a written opinion of independent legal counsel, (2) vote by the shareholders, or (3) by the Court in which the action, suit or proceeding was brought.

         The Company may pay the expenses, including attorney fees of any director, as incurred, in advance of a final disposition of such action, suit or proceeding, upon receipt by the Company of an undertaking by the affected director(s) in which he (they) agree to cooperate with the Company concerning the action, suit or proceeding, and agree(s) to repay the Company in the event that a Court determines that the director(s) action, or failure to act, involved an act, or omission, undertaken with reckless disregard for the best interests of the Company.

         The indemnification provisions of the Articles of Incorporation relating to officers, employees and agents of the Company are similar to those relating to directors, but are not mandatory in nature. On a case-by-case basis, the Company may elect to indemnify them, and may elect to pay their expenses, including attorney fees, in advance of a final disposition of the action, suit, or proceeding, upon the same conditions and subject to legal standards as relate to directors. These indemnification provisions are also applicable to actions brought against directors, officers, employees and agents in the right of the Company ("derivative actions"). However, no indemnification shall be made to any person adjudged to be liable for negligence or misconduct in the performance of his duty to the Company unless, and only to the extent that a Court determines, that despite the adjudication of liability, but in view of all of the circumstances of the case, such persons reasonably entitled to indemnify for such expenses as the Court shall deem proper.

         The Company has applied for but currently does not carry directors and officers insurance.

                                    PART F/S

                              FINANCIAL STATEMENTS

Independent Auditors' Report..............................................................................  F-2
Balance Sheets, December 31, 1999 and June 30, 2000 (unaudited)...........................................  F-3
Statements of Operations for the years ended December 31, 1998 and 1999, and for the six months ended June 30, 1999 and 2000 (unaudited)................................................  F-5
Statements of Shareholders' Equity for the years ended December 31, 1998 and 1999, and for the six months ended June 30, 2000 (unaudited).................................................  F-6
Statements of Cash Flows for the years ended December 31, 1998 and 1999, and for the six months ended June 30, 1999 and 2000 (unaudited)................................................  F-7
Notes to Financial Statements.............................................................................  F-9

To the Board of Directors
Superconductive Components, Inc.
Columbus, Ohio

                          INDEPENDENT AUDITORS' REPORT

     We have audited the accompanying balance sheet of Superconductive Components, Inc. as of December 31, 1999, and the related statements of operations, shareholders' equity and cash flows for the two years ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Superconductive Components, Inc. as of December 31, 1999, and the results of its operations and its cash flows for the two years then ended in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 13 to the financial statements, the Company's recurring losses from operations and lack of sufficient cash flow to fund these deficits raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 13. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                        /s/ HAUSSER + TAYLOR LLP

Columbus, Ohio
July 26, 2000

                        SUPERCONDUCTIVE COMPONENTS, INC.

                                 BALANCE SHEETS

                                                                                                       (UNAUDITED)
                                                                                      DECEMBER 31,       JUNE 30,
                                                                                         1999              2000
                                                                                      ----------        ----------
                                     ASSETS
                                     ------

CURRENT ASSETS
     Cash (Note 2)                                                                    $      --         $      --
     Accounts and notes receivable (Note 2):
          Trade, less allowance for doubtful accounts of $24,000                          321,801           385,128
          Related party receivables, less allowance for doubtful accounts
            of $0 and $23,000, respectively                                                 4,283             4,283
     Inventories (Notes 2 and 3):                                                         531,682           584,421
     Prepaid expenses                                                                      20,804            67,000
                                                                                      -----------       -----------
               Total current assets                                                       878,570         1,040,832
                                                                                      -----------       -----------



PROPERTY AND EQUIPMENT, AT COST (Notes 2, 4 and 5)
     Machinery and equipment                                                            1,868,965         1,898,250
     Furniture and fixtures                                                                10,393            11,246
     Leasehold improvements                                                               293,491           301,467
                                                                                      -----------       -----------
                                                                                        2,172,849         2,210,963
     Less accumulated depreciation                                                     (1,440,331)       (1,589,133)
                                                                                      -----------       -----------
                                                                                          732,518           621,830
                                                                                      -----------       -----------



OTHER ASSETS (Note 2)
     Deferred stock offering costs                                                         14,744            17,289
     Other                                                                                 41,151            43,321
                                                                                      -----------       -----------
                                                                                           55,895            60,610
                                                                                      -----------       -----------
                                                                                      $ 1,666,983       $ 1,723,272
                                                                                      ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                                 BALANCE SHEETS

                                                                                                        (UNAUDITED)
                                                                                      DECEMBER 31,        JUNE 30,
                                                                                          1999              2000
                                                                                      -----------       -----------
                      LIABILITIES AND SHAREHOLDERS' EQUITY
                      ------------------------------------

CURRENT LIABILITIES
     Bank overdraft                                                                   $    30,735       $    61,765
     Note payable, bank (Note 4)                                                           95,025              --
     Capital lease obligation, current portion (Note 5)                                    74,359            40,905
     Accounts payable                                                                     305,544           324,093
     Accounts payable, shareholder                                                         45,994           137,731
     Accrued expenses                                                                     268,922           302,939
                                                                                      -----------       -----------
          Total current liabilities                                                       820,579           867,433
                                                                                      -----------       -----------


CAPITAL LEASE OBLIGATION, NET OF
  CURRENT PORTION (Note 5)                                                                 79,686            69,186
                                                                                      -----------       -----------

SUBORDINATED NOTES PAYABLE (Note 6)                                                       417,125           506,533
                                                                                      -----------       -----------

REDEEMABLE CONVERTIBLE PREFERRED
STOCK (Series A)
     10% cumulative, nonvoting, no par value, $1,000 stated
       value, liquidation and mandatory redemption at
       stated value per share plus unpaid and accumulated
       dividends ($47,091 and $36,012, respectively) (Note 7)                             180,841           107,037
                                                                                      -----------       -----------

COMMITMENTS AND CONTINGENCIES (Notes 4, 5, 6, and 14)

SHAREHOLDERS' EQUITY (Notes 7, 8, and 9)
     Convertible preferred stock, Series B, 10% cumulative,
       nonvoting, no par value, $10 stated value, optional
       redemption at 103%                                                                 691,672           360,032
     Common stock, no par value, authorized 15,000,000
       shares; 1,244,859 and 1,397,576 shares issued and outstanding,
       respectively                                                                     4,854,248         5,336,038
     Additional paid-in capital                                                           149,000           149,000
     Accumulated deficit                                                               (5,526,168)       (5,671,987)
                                                                                      -----------       -----------
                                                                                          168,752           173,083
                                                                                      -----------       -----------
                                                                                      $ 1,666,983       $ 1,723,272
                                                                                      ===========       ===========

   The accompanying notes are an integral part of these financial statements.

               SUPERCONDUCTIVE COMPONENTS, INC.

                   STATEMENTS OF OPERATIONS

                                                                                          (UNAUDITED)
                                                       YEARS ENDED                      SIX MONTHS ENDED
                                              -----------------------------       -----------------------------
                                              DECEMBER 31,      DECEMBER 31,        JUNE 30,          JUNE 30,
                                                  1999              1998              2000              1999
                                              -----------       -----------       -----------       -----------
SALES REVENUE                                 $ 2,253,209       $ 2,027,610       $ 1,151,507       $ 1,062,989
CONTRACT RESEARCH REVENUE                         425,153           470,552           348,208           131,665
                                              -----------       -----------       -----------       -----------
                                                2,678,362         2,498,162         1,499,715         1,194,654
                                              -----------       -----------       -----------       -----------

COST OF SALES REVENUE                           1,835,027         1,721,986           938,818           827,989
COST OF CONTRACT RESEARCH                         366,156           337,953           259,215           108,603
                                              -----------       -----------       -----------       -----------
                                                2,201,183         2,059,939         1,198,033           936,592
                                              -----------       -----------       -----------       -----------

GROSS MARGIN                                      477,179           438,223           301,682           258,062

GENERAL AND ADMINISTRATIVE EXPENSES               332,709           359,751           231,839           134,345

SALES AND PROMOTIONAL EXPENSES                    265,631           301,618           136,061           118,672
                                              -----------       -----------       -----------       -----------


INCOME (LOSS) FROM OPERATIONS                    (121,161)         (223,146)          (66,218)            5,045
                                              -----------       -----------       -----------       -----------

OTHER INCOME (EXPENSE)
     Interest                                     (44,473)          (28,847)          (33,633)          (20,616)
     Miscellaneous, net                            19,700            10,190             5,704             2,379
                                              -----------       -----------       -----------       -----------
                                                  (24,773)          (18,657)          (27,929)          (18,237)
                                              -----------       -----------       -----------       -----------
LOSS BEFORE INCOME TAX                           (145,934)         (241,803)          (94,147)          (13,192)

INCOME TAX EXPENSE (Note 10)                         --                --                --                --
                                              -----------       -----------       -----------       -----------

NET LOSS                                      $  (145,934)      $  (241,803)      $   (94,147)      $   (13,192)
                                              ===========       ===========       ===========       ===========


EARNINGS PER SHARE - BASIC
  AND DILUTIVE (NOTE 2)

NET LOSS PER COMMON SHARE                     $     (0.12)      $     (0.20)      $     (0.07)      $     (0.01)
                                              ===========       ===========       ===========       ===========

WEIGHTED AVERAGE COMMON
  SHARES OUTSTANDING                            1,226,138         1,188,136         1,344,030         1,183,205
                                              ===========       ===========       ===========       ===========

   The accompanying notes are an integral part of these financial statements.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                       STATEMENTS OF SHAREHOLDERS' EQUITY

           YEARS ENDED DECEMBER 31, 1998 AND 1999 AND SIX MONTHS ENDED
                           JUNE 30, 2000 (UNAUDITED)

                                                          CONVERTIBLE
                                                           PREFERRED                   ADDITIONAL
                                                             STOCK,        COMMON        PAID-IN     ACCUMULATED
                                                            SERIES B        STOCK        CAPITAL       DEFICIT          TOTAL
                                                          -----------    -----------   -----------   -----------    -----------
Balance - December 31, 1997                               $   799,545    $ 4,612,738   $   149,000   $(4,952,941)   $   608,342


Accretion of cumulative dividends                              76,637           --            --         (94,137)       (17,500)


Exercise of options (4600 shares @ $2.50/share)                  --           11,500          --            --           11,500


Sale of Shares (20,000 @ $2.50/share)                            --           50,000          --            --           50,000


Net loss                                                         --             --            --        (241,803)      (241,803)
                                                          -----------    -----------   -----------   -----------    -----------


Balance - December 31, 1998                                   876,182      4,674,238       149,000    (5,288,881)       410,539


Accretion of cumulative dividends                              76,637           --            --         (91,353)       (14,716)

Conversion of preferred stock to common stock
  (35,522 shares)                                            (177,610)       177,610          --            --             --

Common stock issued in exchange for services received
  (1,920 shares @ $1.25/share)                                     --            2,400          --            --            2,400


Payment of cumulative dividends                               (83,537)          --            --            --          (83,537)


Net loss                                                         --             --            --        (145,934)      (145,934)
                                                          -----------    -----------   -----------   -----------    -----------


Balance - December 31, 1999                                   691,672      4,854,248       149,000    (5,526,168)       168,752


Accretion of cumulative dividends                              47,075           --            --         (51,672)        (4,597)


Exercise of options (37,920 shares @ $2.50/share)                --           94,800          --            --           94,800


Conversion of Series A preferred (1,379 shares)                  --            8,275          --            --            8,275


Conversion of Series B preferred (113,418 shares)            (378,715)       378,715          --            --             --


Net loss (unaudited)                                             --             --            --         (94,147)       (94,147)
                                                          -----------    -----------   -----------   -----------    -----------


Balance - June 30, 2000 (unaudited)                       $   360,032    $ 5,336,038   $   149,000   $(5,671,987)   $   173,083
                                                          ===========    ===========   ===========   ===========    ===========

   The accompanying notes are an integral part of these financial statements.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                            STATEMENTS OF CASH FLOWS

                                                                                                               (UNAUDITED)
                                                                                    YEARS ENDED             SIX MONTHS ENDED
                                                                              ------------------------   ----------------------
                                                                              DECEMBER 31, DECEMBER 31,   JUNE 30,     JUNE 30,
                                                                                  1999         1998        2000          1999
                                                                               ---------    ---------    ---------    ---------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net loss                                                                  $(145,934)   $(241,803)   $ (94,147)   $ (13,192)
                                                                               ---------    ---------    ---------    ---------
     Adjustments to reconcile net loss to net cash provided by
       operating activities:
          Depreciation                                                           255,180      246,727      148,802      126,818
          Amortization                                                            10,119       10,116        6,599        6,599
          Inventory reserve                                                        9,220       28,605       40,074       12,253
          Provision for doubtful accounts                                          6,643        6,653       19,947         (608)
          Changes in operating assets and liabilities:
            (Increase) decrease in assets:
               Accounts receivable                                               (75,054)      81,216      (83,274)    (125,774)
               Inventories                                                       (61,674)     (12,105)     (92,813)     (85,243)
               Prepaid expenses                                                    8,861       (9,413)     (46,196)       7,792
               Other assets                                                        1,302       (7,501)         667          472
          Increase (decrease) in liabilities:
               Accounts payable                                                  (34,615)     (19,066)     101,775       19,478
               Accrued expenses                                                  133,585      (37,445)      30,575       62,280
               Deferred revenue                                                     --         (3,464)        --           --
                                                                               ---------    ---------    ---------    ---------
                    Total adjustments                                            253,567      284,323      126,156       24,067
                                                                               ---------    ---------    ---------    ---------
                         Net cash provided by operating activities               107,633       42,520       32,009       10,875
                                                                               ---------    ---------    ---------    ---------

CASH FLOWS FROM INVESTING ACTIVITIES
     Purchases of property and equipment                                         (66,322)    (207,444)     (38,144)     (21,101)
                                                                               ---------    ---------    ---------    ---------
                         Net cash used in investing activities                   (66,322)    (207,444)     (38,144)     (21,101)
                                                                               ---------    ---------    ---------    ---------

CASH FLOWS FROM FINANCING ACTIVITIES
     Bank overdraft                                                               30,735         --         31,030       25,657
     Principal repayments on notes payable, bank                                  (3,330)        --        (95,025)      (1,665)
     Principal repayments on long-term debt                                      (12,677)     (11,057)        --         (7,106)
     Proceeds from subordinated notes payable                                     80,000      155,000       89,408         --
     Principal payments on capital lease obligation                              (57,083)     (42,758)     (43,953)     (11,240)
     Proceeds from exercise of common stock options                                 --         11,500       94,800
     Proceeds from the sale of common stock                                         --         50,000         --
     Payment of cummulative dividends                                            (83,536)        --           --
     Redemption of Series A preferred stock                                                                (70,125)
                                                                               ---------    ---------    ---------    ---------
                         Net cash provided by (used in) financing activities     (45,891)     162,685        6,135        5,646
                                                                               ---------    ---------    ---------    ---------

NET DECREASE IN CASH                                                              (4,580)      (2,239)        --         (4,580)

CASH - Beginning of year                                                           4,580        6,819         --          4,580
                                                                               ---------    ---------    ---------    ---------

CASH - End of year                                                             $    --      $   4,580    $    --      $    --
                                                                               =========    =========    =========    =========

   The accompanying notes are an integral part of these financial statements.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                                                                                                           (UNAUDITED)
                                                                                  YEARS ENDED            SIX MONTHS ENDED
                                                                          --------------------------  ----------------------
                                                                          DECEMBER 31,  DECEMBER 31,  JUNE 30,      JUNE 30,
                                                                              1999         1998         2000         1999
                                                                              ----         ----         ----         ----
SUPPLEMENTAL DISCLOSURES OF CASH
  FLOW INFORMATION
     Cash paid during the years for:
          Interest                                                          $44,473      $28,847      $33,633      $20,616
          Income taxes                                                      $  --        $  --        $  --        $  --

SUPPLEMENTAL DISCLOSURES OF NONCASH
  INVESTING AND FINANCING ACTIVITIES

     Property and equipment was purchased by capital lease                  $63,344      $86,076         --           --

     Subordinated debt was issued to a shareholder as reimbursement
       for the shareholder paying accounts payable of the Company            55,000         --           --           --

     Common stock was issued as partial payment for accounts payable          2,400         --           --           --

     Preferred stock, Series A was redeemed by issuing additional
       subordinated notes payable                                            70,125         --           --        $70,125

   The accompanying notes are an integral part of these financial statements.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 1.   BUSINESS ORGANIZATION AND PURPOSE

          Superconductive Components, Inc. (the Company) is an Ohio corporation that was incorporated in May 1987. The Company was formed to develop, manufacture and sell materials using superconductive principles. Operations have since been expanded to include the manufacture and sale of non-superconductive materials. The Company's domestic and international customer base is primarily in the research, education, electronics and computer industries.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     A. Interim Financial Data (Unaudited) - The unaudited financial information as of June 30, 2000 and for the six months ended June 30, 2000 and 1999 has been prepared on the same basis as the audited financial statements and, in the opinion of the Company's management, reflects all adjustments necessary for a fair presentation of the financial position and the results of operations for such interim periods in accordance with generally accepted accounting principles.

     B. Inventories - Inventories are stated at the lower of cost or market on an acquired or internally produced lot basis, and consist of raw materials, work-in-process and finished goods. Cost includes material, labor and applied overhead.

     C. Property and Equipment - Property and equipment are carried at cost. Depreciation is provided on the straight-line method based on the estimated useful lives of the assets for financial reporting purposes and allowable accelerated methods for tax purposes. Useful lives range from ten years on certain furniture and fixtures to three years on leasehold improvements and computer software. Expenditures for renewals and betterments are capitalized and expenditures for repairs and maintenance are charged to operations as incurred.

          Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the fair value is less than the carrying amount of the asset, a loss is recognized for the difference. There have been no such impairment adjustments.

     D. Research and Development - Internal research and development costs are expensed as incurred. Research and development expenses, including testing, for the years ended December 31, 1999 and 1998 and six months ended June 30, 2000 and 1999 were $15,392, $41,421, $11,024 and
          $29,414, respectively.

          Third-party research and development costs are expensed when the contracted work has been performed or as milestone results have been achieved. Research revenue and expenses associated to third parties are separately identified in the Statements of Operations.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     E. Licenses - The Company has secured licenses to produce various Superconductive materials for periods up to the expiration of the applicable patents. The license fees, included in "Other Assets" on the balance sheet, are being amortized over the expected life of the agreement or applicable patent which is seventeen years. Cost and accumulated amortization of licenses at December 31, 1999 and June 30, 2000 are $24,500 and $8,661; $24,500 and $9,361, respectively.

     F. Patent - The Company has secured a patent for a manufacturing process used in its operations. Costs incurred to secure the patent have been capitalized, included in "Other Assets" on the balance sheet, and are being amortized over the life of the patent. Cost and accumulated amortization of the patent at December 31, 1999 and June 30, 2000 are $26,318 and $1,206; $28,535 and $1,866, respectively.

     G. Income Taxes - Income taxes are provided for by utilizing the asset and liability method which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities using presently enacted tax rates. Deferred tax assets are recognized for net operating loss carryforwards, reduced by a valuation allowance which is established when "it is more likely than not" that some portion or all of the deferred tax assets will not be recognized.

     H. Stock Based Compensation -The Company utilizes the provisions of Accounting Principles Board ("APB") No. 25, "Accounting for Stock Issued to Employees" which utilized a fair value based method. The Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation", utilized a fair value based method. The FASB requires disclosure for new employee stock options of the impact to the financial statements of utilizing the intrinsic value versus the fair value based method (see Note 8).

     I. Loss Per Common Share - Loss per common share amounts are based on the weighted average number of shares outstanding. The assumed conversion of preferred stock and exercise of stock options and warrants are anti-dilutive and have not been considered in the calculation of per share amounts.

     J. Statements of Cash Flows - For purposes of the statements of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash. No such investments were purchased.

     K. Concentrations of Credit Risk - The Company's cash balances, which are at times in excess of federally insured levels, are maintained at a large regional bank, and are continually monitored to minimize the risk of loss. The Company grants credit to its customers, who are varied in terms of size, geographic location and financial strength. Customer balances are continually monitored to minimize the risk of loss.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     L. Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     M. Fair Value - The estimated fair value of amounts reported in the financial statements have been determined using available market information and valuation methodologies, as applicable (see Note 12).

     N. Revenue Recognition - Revenue from product sales is recognized upon shipment to customers. Provisions for discounts, returns and others adjustments are provided for in the same period as the related sales are recorded.

          Revenue from contract research provided for third parties is recognized when the contracted work has been performed or as milestone results have been achieved.

     O. Effects of Recent Accounting Pronouncements - In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin ("SAB") No. 101, "Revenue Recognition in Financial Statements." The guidance in SAB 101 must be adopted during the fourth quarter of fiscal 2000 and the effects, if any, are required to be recorded through a retroactive, cumulative-effect adjustment as of the beginning of the fiscal year, with a restatement of all prior interim quarters in the year. Management has not completed its evaluation of the effects, if any, that SAB 101 will have on its income statement presentation, operating results, or financial position.

NOTE 3.   INVENTORIES

          Inventories consist of the following:

                                                                  (UNAUDITED)
                                                  DECEMBER 31,      JUNE 30,
                                                     1999            2000
                                                   ---------       ---------
          Raw materials                            $ 365,688       $ 422,556
          Work-in-process                             90,841         121,511
          Finished goods                             223,797         229,072
                                                   ---------       ---------
                                                     680,326         773,139
          Less reserve for obsolete inventory       (148,644)       (188,718)
                                                   ---------       ---------

                                                   $ 531,682       $ 584,421
                                                   =========       =========

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 4.   NOTES PAYABLE - BANK

          The Company has a note payable to a bank in the amount of $95,025 at December 31, 1999, due June 30, 2000 interest only payable monthly at prime (8.5% at December 31, 1999) plus .75% until maturity. In addition, the Company is contingently liable under a standby letter of credit issued in favor of a vendor at $20,000 until June 30, 2000. No collateral, other than the personal guarantee by an officer and major shareholder of the Company, collateralizes the note or letter of credit. On February 28, 2000, an officer and major shareholder of the Company paid the bank note payable totaling $89,408 in full. The Company increased the subordinated note payable to Dr. Funk as reimbursement for payment on the bank note payable.

          On June 30, 2000, the Company obtained a bank line of credit in the amount of $100,000, interest at prime, maturing June 30, 2001. As of July 26, 2000, no amounts have been drawn on this line of credit. No collateral, other than the personal guarantee by an officer and major shareholder of the Company, collateralizes the bank line of credit.

NOTE 5.   LEASE OBLIGATIONS

          OPERATING

          The Company leases certain office equipment and a building under agreements classified as operating leases. Minimum future rental payments under these non-cancellable operating leases having remaining terms in excess of one year at December 31, 1999 are as follows:

                    YEAR                     AMOUNT
                    ----                     ------
                    2000                    $69,438
                    2001                     17,360
                                            -------
                                            $86,798
                                            =======

          Rent expense which includes various monthly rentals for the years ended December 31, 1999 and 1998 and June 30, 2000 and 1999 were $56,022 and $64,253, $27,928 and $22,047, respectively.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 5.   LEASE OBLIGATIONS (CONTINUED)

          CAPITAL

          The Company also leases certain equipment under capital leases. The future minimum lease payments by year with the present value of such payments, as of December 31, 1999 is as follows:

          2000                                               $ 85,058
          2001                                                 28,660
          2002                                                 28,660
          2003                                                 24,459
          2004                                                 12,042
                                                             --------
          Total minimum lease payments                        178,879
          Less amount representing interest                    24,834
                                                             --------
          Present value of minimum lease payments             154,045
          Less current portion                                 74,359
                                                             --------
          Long-term capital lease obligations                $ 79,686
                                                             ========

          The equipment under capital lease at December 31, 1999 is included in the accompanying balance sheet under the following captions:

          Machinery and equipment                            $288,154
          Less accumulated depreciation                        77,657
                                                             --------
          Net book value                                     $210,497
                                                             ========

          These assets are amortized over seven years using the straight-line method and amortization is included in depreciation expense.

NOTE 6.   SUBORDINATED NOTES PAYABLE

          Subordinated notes payable consists of the following:

                                                                          (UNAUDITED)
                                                             DECEMBER       JUNE 30,
                                                               1999          2000
                                                             --------      --------
          Dr. Edward Funk                                    $256,125      $345,533
          Ingeborg Funk                                       161,000       161,000
                                                             --------      --------
                                                             $417,125      $506,533
                                                             ========      ========

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 6.   SUBORDINATED NOTES PAYABLE (CONTINUED)

          1993 SUBORDINATED DEBENTURE AGREEMENT

          Dr. Edward and Ingeborg Funk have loaned funds net of conversion to equity of $256,125 and $161,000 to the Company, respectively, from September 30, 1991 through December 31, 1999. The long term subordinated debenture agreements dated March 1, 1993 (the 1993 agreements) provides for conversion to shares of common stock at $2.50 per share. These subordinated notes payable are due on December 31, 2009. The debentures bear interest at 10% per annum. Dr. Edward and Ingeborg Funk have waived accrual of interest on outstanding amounts during 1999 and 1998. The debentures are subordinate to other senior indebtedness, as defined in the agreements. Dr. Edward Funk is the founder, Chief Executive Officer, and majority shareholder of the Company.

          The Company has issued common stock purchase warrants at $2.50 per common share for 150,000 shares of common stock related to the subordinated notes payable to Dr. Edward and Ingeborg Funk. The warrants are 100% vested and expire in ten years from the date of grant of January 7, 2000.

NOTE 7.   COMMON AND PREFERRED STOCK

          COMMON STOCK ISSUES

          During 1998, 4,600 shares of common stock were issued in exchange for options at $2.50 per share. Additionally, 20,000 shares were issued for cash at $2.50 per share.

          During 1999, 960 shares of common stock were issued in exchange as partial payment for consulting services at $2.50 per share.

          PREFERRED STOCK

                                              SHARES        SHARES
                                            AUTHORIZED    OUTSTANDING
                                            ----------    -----------
          10% Convertible/voting               10,000         --

          Nonvoting                           125,000       83,537

          Voting                              125,000         --
                                            ----------    -----------
                                              260,000       83,537
                                            ==========    ===========

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 7.   COMMON AND PREFERRED STOCK (CONTINUED)

          In June 1995, the Company completed an offering of 215 shares of $1,000 stated value 1995 Series A 10% non-voting convertible preferred stock. In January 1996, the Company completed an offering of 70,000 shares of $10 stated value 1995 Series B 10% non-voting convertible preferred stock. For the first three years, the dividends on both issues were payable by issuing additional Series A or B preferred shares or in cash. The Series A shares are convertible to common shares at the rate of $6.00 per share and Series B shares at the rate of $5.00 per share. At the Company's option, Series A and Series B shares are redeemable at 103% after the respective third anniversary dates.

          Series A has a mandatory redemption at 25% annually of the issued Series A shares at their stated value plus accrued and unpaid dividends commencing on the fourth anniversary date. As security for cash dividends, or mandatory redemption payments due on the Series A preferred shares, and to collateralize the preference upon a liquidation, dissolution or winding up of the affairs of the Company, Dr. and Mrs. Funk pledged an aggregate of 60,000 shares of common stock, $.01 par value of Interpore/Cross International (Cross) (formerly known as Cross Medical Products, Inc.). The unamortized issue costs of $14,744 (included on the balance sheet as "Other Assets") on Series A are being amortized over the remaining five year life of the issue due to the mandatory redemption of the shares.

          As security for cash dividends on the Series B preferred shares, Dr. and Mrs. Funk pledged an aggregate 131,000 shares of $.01 par value common stock of Cross. Issue costs of approximately $116,110 on Series B were netted against the proceeds of that issue.

          Cumulative dividends in arrears on Series A preferred stock are $47,091 ($352.00 per share) at December 31, 1999.

          During 1999, Series B cash dividends totaling $83,537 were paid. Additionally, preferred stock was converted to 35,522 shares of common stock.

          During 1999, the Company redeemed $41,250 of Series A preferred stock which represented an early redemption of the mandatory redemption requirement for certain shareholders. Series A accrued dividends totaling $28,875 were paid in connection with the Series A redemption.

          On July 20, 2000, the Company redeemed approximately $102,000 of the outstanding Series A preferred stock. Additionally, Edward Funk purchased the remaining outstanding shares of Series A preferred stock.

          Subsequent to year-end, Series B preferred shareholders converted 55,862 shares of Series B preferred shares at $5.00 per share. The Company issued 111,724 shares of common stock for the conversion of Series B and 1,694 shares common stock for cumulative dividends accrued at 10% per annum.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 8.   INCENTIVE STOCK OPTION PLANS

          In November 1987, the Company adopted the 1987 Incentive Stock Option Plan (the Incentive Plan) for key employees under which options to purchase up to 40,000 shares of the Company's common stock may be granted to qualified employees, subject to the execution of stock option agreements. Options may be exercised for periods up to 10 years from the date of grant at prices not less than 100% of fair market value on the date of grant.

          In February 1991, the Company adopted the 1991 Non-Statutory Stock Option Plan (the Non-Statutory Plan) under which options to purchase up to 20,000 shares of the Company's common stock may be granted to key employees, directors, consultants, advisors and sales representatives, subject to the execution of stock option agreements. Options may be exercised for periods up to 10 years from the date of grant at prices to be determined by the Board of Directors. The Company has reserved 2,000 of the shares subject to the Non-Statutory Plan for options to be granted to sales representatives.

          On September 29, 1995, the Company adopted the 1995 Stock Option Plan (the 1995 Plan) as incentive to key employees, directors and consultants under which options to purchase up to 600,000 shares of the Company's common stock may be granted, subject to the execution of stock option agreements. Incentive stock options may be granted to key associates of the Company and Non-Statutory options may be granted to directors who are not employees and to consultants and advisors who render services to the Company. Options may be exercised for periods up to 10 years from the date of grant at prices not less than 100% of fair market value on the date of grant.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 8.   INCENTIVE STOCK OPTION PLANS (CONTINUED)

          The cumulative status at December 31, 1999 and 1998 of options granted and outstanding, as well as options which became exercisable in connection with the Incentive Plan is summarized as follows:

          EMPLOYEE STOCK OPTION PLANS

                                                                   1987        1991         1995
                                                                   PLAN        PLAN         PLAN
                                                                   ----        ----         ----
          Options outstanding -12/31/97                            9,100       4,800       14,830

          Options issued or exercisable                             --          --         24,680

          Options exercised                                         --        (1,600)        (500)

          Options cancelled/expired                                 --          (600)      (1,500)
                                                                 -------     -------      -------

          Options outstanding - 12/31/98                           9,100       2,600       37,510

          Options issued or exercisable                             --          --         24,680

          Options exercised                                         --          --           --

          Options cancelled/expired                                 --          --           (400)
                                                                 -------     -------      -------

          Options outstanding - 12/31/99                           9,100       2,600       61,790
                                                                 =======     =======      =======

          Weighted average option price                          $  2.50     $  2.50      $  2.50
                                                                 =======     =======      =======

          Exercise price range of options outstanding            $  2.50     $  2.50      $  2.50
                                                                 =======     =======      =======

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 8.   INCENTIVE STOCK OPTION PLANS (CONTINUED)

          NON-EMPLOYEE DIRECTOR OPTION PLANS

                                                                  1991        1995
                                                                  PLAN        PLAN
                                                                 ------      ------
          Options outstanding - 12/31/97                          8,750       1,000

          Options issued or exercisable                            --         3,000

          Options exercised                                      (2,500)       (500)

          Options cancelled/expired                                --          --
                                                                 ------      ------

          Options outstanding - 12/31/98                          6,250       3,500

          Options issued or exercisable                            --         3,500

          Options exercised                                        --          --

          Options cancelled/expired                                --          --

                                                                 ------      ------
          Options outstanding - 12/31/99                          6,250       7,000
                                                                 ======      ======

          Weighted average option price                          $ 2.50      $ 2.50
                                                                 ======      ======

          Exercise price range of options outstanding            $ 2.50      $ 2.50
                                                                 ======      ======

          The Company utilizes the intrinsic value method under APB no. 25 to account for employee stock options. The Company has utilized the Black Scholes option pricing model for proforma footnote purposes with the following assumptions used for grants in all years. Dividend yield rate of 0%, risk-free interest rate of 6%, and expected option life in years of 4.6 years. Expected volatility was 108.7%. If the Company had utilized the fair value based method under FASB No. 123, the impact would not be significant to the financial statements.

          Subsequent to year-end, the Board of Directors and shareholders approved the granting of 113,500 employee stock options and 7,000 non-employee director options. These options vest 100% one year from the date of grant and have an exercise price of $2.125.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                          NOTES TO FINANCIAL STATEMENTS

NOTE 9.   WARRANTS ISSUED

          Warrants unexercised at December 31, 1999, issued to related parties and others are as follows:

           # of                                                               Issue                 Exercise
          Shares               Issued To           Consideration              Date    Expiration     Price
          ------               ---------           -------------              ----    ----------     -----

          Common
          Shares
          ------
           7,000             Edward Funk       Loan Guarantee                  8-90      8-00         $11.00
          15,000             Edward Funk       Value Received                 12-94     12-01           6.00
          10,000             Edward Funk       Lease Guarantee                 3-96      3-03           5.00
          75,000             Edward Funk       Subordinated notes payable      1-00      1-10           2.50
          75,000             Ingeborg Funk     Subordinated notes payable      1-00      1-10           2.50

NOTE 10.  INCOME TAXES

          Deferred tax assets and liabilities result from temporary differences in the recognition of income and expense for tax and financial reporting purposes. Significant components of the Company's deferred tax assets and liabilities are as follows at December 31:

                                                          1999
                                                       -----------
          Deferred tax assets
               NOL Carryforward                        $ 1,578,000
               UNICAP                                       25,300
               Allowance for doubtful accounts              23,400
               Reserve for obsolete inventory               50,500
                                                       -----------
                                                         1,677,200

          Deferred tax liability
               Property and equipment                      (13,600)
                                                       -----------
                    Net deferred tax asset               1,663,600

          Valuation allowance                           (1,663,600)
                                                       -----------

          Net                                          $      --
                                                       ===========

                        SUPERCONDUCTIVE COMPONENTS, INC.

                         NOTES TO FINANCIAL STATEMENTS.

NOTE 10.  INCOME TAXES (CONTINUED)

          A valuation allowance has been recorded against the realizability of the net deferred tax asset, such that no value is recorded for the asset in the accompanying financial statements. The valuation allowance totaled $1,663,200 and $1,614,000 at December 31, 1999 and 1998, respectively .

          The Company has net operating loss carryovers available for federal and state tax purposes of approximately $4,640,000, which expire in varying amounts from 2003 through 2014.

          For the years ended December 31, 1999 and 1998, a reconciliation of the statutory rate and effective rate for the provisions for income taxes consists of the following:

                                                      PERCENTAGE
                                                   ----------------
                                                     1999      1998
                                                     ----      ----
          Federal statutory rate                   (34.0)    (34.0)
          Valuation allowance                       34.0      34.0
                                                    ----      ----
          Effective rate                             -- %      -- %
                                                    ====      ====

          The expense (benefit) for income taxes consists of the following:

               Current expense                     $ --      $ --
               Deferred expense                      --        --
                                                    ----      ----

          Total                                    $ --      $ --
                                                    ====      ====

NOTE 11.  RELATED PARTY TRANSACTIONS

          The Company has trade and other receivables from an affiliated entity of $44,607, which has been written off as bad debt expense, related to sales of inventory, rent and reimbursement of expenses. Sales to this related party amounted to $16,962 and $22,926 in 1999 and 1998, respectively.

          The Company has a note receivable from an officer of the Company in the amount of $4,283.

          The Company has trade payables, shareholder of $45,994 pertaining to reimbursement for purchase of goods and services obtained for Company purposes.

          For additional information regarding related party transactions, see Notes 4, 6 and 9.

                        SUPERCONDUCTIVE COMPONENTS, INC.

                         NOTES TO FINANCIAL STATEMENTS.

NOTE 12.  FAIR VALUE OF FINANCIAL INSTRUMENTS

          The fair value of financial instruments represents the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced sale or liquidation. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.

          The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

          - Cash and cash equivalents, short-term debt and current maturities of long-term debt: Amounts reported in the balance sheet approximate fair market value due to the short maturity of these instruments.

          - Long-term capital lease obligations: Amounts reported in the balance sheet approximate fair value as the interest rates on these obligations approximate current rates available based on the relative stability of prime.

          - Subordinated notes payable: Amounts reported in the balance sheet represent convertible debt to officers and major shareholders. Conversion rates approximate current trade prices. The stated interest is typically waived by the shareholders. Additionally, these shareholders have historically converted previous balances of subordinated convertible debt to equity. Due to the limited trading of the Company's common stock and the non-payment of interest on the subordinated debt to equity, fair market value approximates the amounts reported in the balance sheet.

          - Redeemable convertible preferred stock: Amounts reported in the balance sheet approximate fair value as approximately $102,000 of the outstanding preferred stock was redeemed on July 20, 2000 at book value.

NOTE 13.  CONTINUED EXISTENCE

          The Company has suffered recurring losses since inception, approximating $5,526,000 at December 31, 1999, has been unable to fund payments of subordinated debt interest and dividends, and has been highly dependent upon major shareholders for working capital support funded through subordinated debentures (see Note 6) or pledge of security to raise new capital. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans to alleviate these conditions include additional marketing efforts to increase sales, searching for a merger or investment partner(s) and other actions such as research grants. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

                                    PART III

ITEM 1. INDEX TO EXHIBITS

      EXHIBIT                                 EXHIBIT
      NUMBER                                 DESCRIPTION
      ------                                 -----------

         3(a)              Amended and Restated Articles of Incorporation of
                           Superconductive Components, Inc.

         3(b)              Restated Code of Regulations of Superconductive
                           Components, Inc.

         10(a)             Lease Agreement between Superconductive Components,
                           Inc. and University Area Rentals dated as of February
                           7, 1997.

         10(b)             Subcontract Agreement between Superconductive
                           Components, Inc. and The Ohio State University effective as of April 1, 2000.

         10(c)             1987 Incentive Stock Option Plan.

         10(d)             1991 Non-Statutory Stock Option Plan.

         10(e)             1995 Stock Option Plan.

         23                Consent of Independent Accountants.

         24                Power of Attorney.

         27                Financial Data Schedules.


                                     III-1

                                   SIGNATURES

         In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                            SUPERCONDUCTIVE COMPONENTS, INC.

Date:   September 28, 2000                  By: /s/ Edward R. Funk
                                               ---------------------------------
                                               Edward R. Funk, President and
                                               Chief Executive Officer


                                     III-2